As filed with the Securities and Exchange Commission April 7, 2006
Registration No. 333-128240

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
Form SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KUHLMAN COMPANY, INC.
(Name of small business issuer in its charter)

Nevada	5600	86-0883289
(State or jurisdiction of	(Primary standard industrial	(I.R.S. employer
incorporation or organization)	classification code number)	identification number)
701 North Third Street, Suite B-1
Minneapolis, Minnesota 55401
(612) 338-5752
(Address and telephone number
of principal executive offices and principal place of business)
With copies to:

Luis A. Padilla, Chief Executive Officer
c/o Kuhlman Company, Inc.
701 North Third Street, Suite B-1
Minneapolis, Minnesota 55401
Telephone: (612) 338-5752
Facsimile: (612) 338-5762
(Name, address and telephone number of agent for service)	Douglas T. Holod, Esq. Paul D. Chestovich, Esq. Maslon Edelman Borman & Brand, LLP 90 South 7th Street, Suite 3300 Minneapolis, Minnesota 55402 Telephone: (612) 672-8200 Facsimile: (612) 672-8397
     Approximate date of proposed sale to the public: from time to time after the effective date of this registration statement, as shall be determined by the selling shareholders identified herein.
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for such offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 7, 2006
Kuhlman Company, Inc.
15,411,861 shares of common stock

     The selling shareholders identified on pages 28-34 of this prospectus are offering on a resale basis a total of 15,411,861 shares of our common stock, which includes 3,796,658 shares issuable upon conversion of our Series A Preferred Stock (which figure includes 113,630 shares of Series A Preferred Stock issuable upon exercise of warrants and 420,000 such shares issuable upon exercise of options), 10,421,657 outstanding shares of common stock (issued upon prior conversions of our Series A Preferred Stock, and prior exercises of warrants to purchase common stock), and 1,193,546 common shares issuable upon exercise of outstanding warrants to purchase common stock. We will not receive any proceeds from the sale of shares sold by the selling shareholders.
     Our common stock is listed on the American Stock Exchange under the symbol “KUL.” On April 3, 2006, the last sales price for our common stock as reported on the American Stock Exchange was $2.05.

     The securities offered by this prospectus involve a high degree of risk. For more information, see “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April ____, 2006

     This prospectus is not an offer or solicitation in respect to the securities covered hereby in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the SEC. The registration statement that contains this prospectus contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the Commission’s website or offices indicated under the section of this prospectus entitled “Where You Can Find More Information.” We have not authorized anyone else to provide you with additional information or information other than that contained in the registration statement. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

PROSPECTUS SUMMARY
     This summary highlights certain information found in greater detail elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus, before making an investment decision. In addition, this prospectus summarizes other documents which we urge you to read. All references in this prospectus to “Kuhlman,” the “Company,” “we,” “us” and “our” refer to Kuhlman Company, Inc., together with SK2, Inc., our wholly owned operating subsidiary.
Our Company
     Kuhlman Company is a specialty retailer and wholesale provider of exclusively designed, distinctive, high-quality apparel and accessories, offered under the “Kuhlman” brand through Company-owned retail stores and under private labels through large retailers. Kuhlman, founded by Scott and Susan Kuhlman, is a lifestyle brand focused around high quality apparel designed for men and women 20 years and older. We create a compelling brand experience for our customers by consistently delivering high quality merchandise at great values with in-store experiences that support and affirm our customer’s point of view. Through this brand experience, we develop long-term relationships with our customers which in turn will serve to support our continued growth and expansion.
     We opened our first store in August 2003 and currently operate 47 retail stores in 20 states which total 59,161 square feet. The Company has developed three merchandising strategies to maximize its current real estate portfolio. The Company’s 500-1000 square feet concept features primarily men’s and women’s shirtings and an expanding men’s and women’s accessories category. The 1000-1,500 square feet concept represents an edited version of our entire men’s and women’s collection. The Company’s flagship store concept is a 1,500 square feet or larger store that features our entire lifestyle collection of men’s and women’s tailored clothing, sportswear, shirtings and other lifestyle merchandise.
     The Company has developed a management team of industry professionals with significant experience in all aspects of retailing and merchandising. Our vision is to stand apart in everything we do. This vision is supported by our core values of treating everyone with respect; accomplishing with integrity; delivering with thoughtful speed; and achieving through accountability. These values translate and communicate our brand to our customer through merchandise, media, store visuals, and selling. The result is a brand which guides the customer through a personal journey of style through unique products, services and experiences.
     We are seeking to develop a national retailing presence by focusing store openings in the fifteen largest metropolitan areas in the country. Within these markets, our strategy is to cluster stores with multiple locations. Our store clustering strategy is designed to accommodate our multiple store formats in a market based upon real estate availability and location demographics. We look for unique real estate opportunities in city centers, regentrified neighborhoods, lifestyle centers, high-traffic shopping malls and transportation hubs. Our real estate strategy is designed to benchmark our store location performance against a model store format within our existing real estate portfolio. The clustering of stores is intended to increase brand awareness and improve corporate efficiency. For example, we opened our Rockefeller Center store in April 2005, and have since opened or signed leases for an additional four stores in Manhattan. Our real estate and merchandising strategy also includes the development of outlet locations. As of December 31, 2005, we have opened six outlet locations to provide for clearance activities for our retail store base. As of the date of this filing, we either operate or have entered into leases for 58 retail stores in 20 states.
     In addition to our retailing operations, we generate revenue by providing product design and contract manufacturing for department store retailers seeking to augment their in-house expertise. Our wholesale business enhances our profitability in several ways. One way, for example, is through increased production volumes which lower our cost through volume discounts as we control manufacturer capacity.
     In addition, we are developing a shop-in-store concept to offer our Kuhlman brand collection to large retailers. The shop-in-store concept will add additional retail selling square footage with incremental cost and extend our brands reach to traditional department store consumers. Finally, staying close to other retailers and their buying decisions provides us with an insider’s view of competitive decision making, giving us an edge in keeping our apparel looking new, fresh and differentiated.
Reverse Merger Transaction
     On April 14, 2005, we (then known as Gaming Venture Corp., U.S.A.) entered into an Agreement and Plan of Merger (the “Merger Agreement”) among SK2, Inc., the Delaware corporation that owns the Kuhlman retail stores, and GV Acquisition Corp., a

Delaware corporation and our wholly owned subsidiary formed solely for the purpose of engaging in the merger transaction contemplated by the Merger Agreement (such transaction is referred to herein as the “Merger”). We entered into the Merger Agreement in order to acquire the Kuhlman retail business owned by SK2. Historically, we engaged in the business of publishing and distributing industry reports and newsletters to the gaming and hospitality industries as well as providing consulting and advisory services to the gaming and hospitality industries. Prior to the Merger, however, we wound down and ceased operating these businesses. The Merger was effected June 10, 2005, by the filing of a certificate of merger with the Delaware Secretary of State. As a result of the Merger, SK2 became our wholly owned operating subsidiary. Immediately prior to the Merger we changed our name to “Kuhlman Company, Inc.,” and effected a stock combination (i.e., reverse stock split) on a one-for-five-share basis, all pursuant to the terms of the Merger Agreement. Prior to the Merger, our common stock was quoted on the over-the-counter bulletin board under the trading symbol “GVUS.OB.” Now, our common stock trades under the symbol “KHLM.OB.” As of March 27, 2006, the Company’s common stock began trading on the American Stock Exchange under the symbol “KUL.”
     In the Merger and in exchange for all of their shares of SK2 common stock, the stockholders of SK2 received a number of shares of our capital stock such that they owned approximately 91% of the shares of our capital stock outstanding immediately after the Merger. As of June 10, 2005 (immediately after the Merger), we had 16,052,835 shares of capital stock outstanding, including 14,749,950 shares of preferred stock issued to former holders of SK2 common stock in the Merger and 1,302,606 shares of our common stock that were outstanding prior to the Merger (after adjustment for the one-for-five reverse stock split).
     In connection with the Merger, we created a new class of preferred stock, denominated “Series A Preferred Stock,” which the former holders of SK2 common stock received in the Merger in exchange for the cancellation of their SK2 common stock. Subject to certain adjustments, each share of Series A Preferred Stock may be converted into one share of our common stock after a registration statement covering the resale of such common shares has been declared effective, and all shares of Series A Preferred Stock will automatically be converted into shares of our common stock on June 10, 2006. Our Series A Preferred Stock has no liquidation preference or other senior rights typically associated with a preferred stock, except that the holders of our Series A Preferred Stock possess voting rights on an as-if-converted basis and are entitled to a preference for the payment of dividends if and when declared by our board of directors.
Risk Factors
     An investment in shares of our common stock involves a high degree of risk. For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the “Risk Factors” section of this prospectus.
The Offering

Common stock offered (1)	15,411,861
Common stock outstanding before the offering (2)	22,814,874
Common stock outstanding after the offering (3)	27,805,078
Common stock trading symbol	KUL

(1)	Includes: (a) a total of 3,796,658 common shares issuable upon conversion of an equal number of shares our outstanding or issuable Series A Preferred Stock; and (b) a total of 1,193,546 common shares issued or issuable upon exercise of outstanding warrants (more fully discussed below). Shares of Series A Preferred Stock referred to in clause (a) above were issued in connection with the Merger (more fully discussed below), a subsequent private placement offering (more fully discussed below), or are issuable upon exercise of outstanding options to purchase Series A Preferred Stock.

(2)	Based on the number of shares of common stock outstanding as of March 31, 2006, but excluding (a) 3,796,658 common shares issuable upon conversion of outstanding or issuable shares of our Series A Preferred Stock, (b) 477,500 common shares issuable upon exercise of outstanding options to purchase common stock, and (c) 1,442,042 common shares issuable upon exercise of outstanding common stock warrants. Also excludes an aggregate of 544,000 shares of restricted stock.

(3)	Assumes the issuance of all shares of common stock offered hereby.
     Merger. In connection with the Merger, we issued an aggregate of approximately 14,749,950 shares of Series A Preferred Stock to the former holders of SK2 common stock, and options and warrants giving their holders the right to purchase an additional 321,461 shares of our Series A Preferred Stock. These securities were offered and sold in a private placement under Section 4(2) of the Securities Act of 1933. We relied on this exemption based on the fact that there were only 90 shareholders of SK2 who received shares in the Merger, all of whom, either alone or through a purchaser representative, had knowledge and experience in business and financial matters such that each was capable of evaluating the risks of the investment, and had access to information regarding SK2, the Company and the Merger. The offer and sale of shares of our Series A Preferred Stock in the Merger were not registered under the Securities Act, and such shares may not be offered or resold in the United States absent registration or the availability of an applicable exemption from registration.
     July 2005 Private Placement. On June 23, 2005, we sold 1,130,956 shares of Series A Preferred Stock in a private placement for an aggregate purchase price of approximately $2,092,269. A second closing occurred on July 14, 2005, when we sold 4,171,794 shares of Series A Preferred Stock for an aggregate purchase price of approximately $7,717,819. Throughout this prospectus, we refer to this private placement — conducted in two closings — as the “July 2005 Private Placement.” We offered and sold our Series A Preferred Stock in the July 2005 Private Placement in a private placement under Section 4(2) of the Securities Act and Rule 506 thereunder. We relied on this exemption and safe harbor rule based on the fact that (i) all of the investors were accredited investors and, either alone or through a purchaser representative, had knowledge and experience in finance and business matters such that each was capable of evaluation the risks of the investment, and (ii) we had obtained subscription agreements from the investors indicating that the investors are purchasing for investment purposes only. The offer and sale of shares of our Series A Preferred Stock in the July 2005 Private Placement were not registered under the Securities Act, and such securities may not be offered or resold in the United States absent registration or the availability of an applicable exemption from registration.
     In our agreements with investors, we agreed to prepare and file a registration statement covering the resale of all shares of common stock issuable upon conversion of the Series A Preferred Stock sold in the July 2005 Private Placement. The registration statement of which this prospectus is a part covers all shares of our common stock issuable upon conversion of the Series A Preferred Stock we sold in the July 2005 Private Placement.
     We retained three selling agents to assist us with the July 2005 Private Placement. We agreed to compensate each of these selling agents by paying them a cash commission equal to 10% of the gross proceeds of all sales effected through such agent and issuing them a five-year warrant to purchase a number of shares of our common stock equal to 10% of the shares of Series A Preferred Stock sold through such agent. We also paid each selling agent 3% of the gross proceeds of all sales effected through such agent as compensation for their non-accountable expenses. In total, we paid approximately $740,864 to these selling agents and issued them warrants to purchase up to 302,646 shares of our common stock. In the warrants that we delivered to the selling agents, we agreed to prepare and file a registration statement covering the resale of all shares of common stock issuable upon exercise of such warrants. The registration statement of which this prospectus is a part covers all shares of our common stock issuable upon exercise of the warrants we issed to the selling agents in connection with the July 2005 Private Placement.

RISK FACTORS
     An investment in shares of the Company’s common stock is very speculative and involves a very high degree of risk. Accordingly, an investment in the Company is suitable only for the persons who can afford the loss of their entire investment. Investors should carefully consider the following risk factors, as well as other information set forth herein, in making an investment decision with respect to the Company’s securities.
Risks Related to our Business
We are an early-stage company with a limited operating history, which limits your ability to evaluate the viability of our business model and long-term prospects for success.
     We are an early-stage company with a limited operating history upon which to evaluate the viability of our business model and long-term prospects for success. We began operating our Kuhlman stores in August 2003, and our wholesale operations in March 2002, through SK2, Inc., which was formed in December 2003. Since beginning operations, we have experienced significant growth. As of December 31, 2003, we operated five retail stores. Currently, we operate 47 stores and have executed leases to open 11 additional stores. Accordingly, potential investors should carefully consider the risk, expenses and unforeseen difficulties generally encountered in the operation and development of an early-stage business, including the risks and uncertainties frequently encountered by specialty retail apparel companies. Our limited operating history also limits the ability to evaluate the success of our rapid expansion. We may not be successful in developing a profitable chain of Kuhlman retail apparel stores.
We are not currently profitable and expect to incur future losses.
     We have a history of losses and expect to incur substantial expenses associated with increased store development and general and administrative expenses primarily related to our expansion and becoming a public company. We also plan to invest in systems and the infrastructure necessary to support our current and future retail expansion efforts. As a result, we expect to continue to incur net losses through at least the fiscal year ending 2006. Notwithstanding our current expectations, our long-term business strategy and expansion efforts may not be successful and we may never be profitable.
We may need additional financing in the near future and any such financing will likely be dilutive to our existing shareholders.
     We may require significant additional financing if cost overruns or unforeseen contingencies arise. Additional financing could be sought from a number of sources, including but not limited to additional sales of equity or debt securities, or loans from banks, other financial institutions or affiliates of the Company. We cannot, however, be certain that any such financing will be available on terms favorable to us, if at all. If additional funds are raised by the issuance of our equity securities, such as through the issuance of stock, convertible securities, or the issuance and exercise of warrants, then the ownership interest of our existing stockholders will be diluted. If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to certain operational limitations, and such securities may have liquidation rights senior to those of the then existing holders of common stock. Ultimately, if no additional financing is obtained as and when needed, we may be required to slow our expansion strategy or cease operations altogether.

We may not be able to continue to anticipate consumer demand and design merchandise which consumers will purchase, which failure may adversely affect our business.
     Our success largely depends on our ability to forecast or anticipate consumer tastes and provide merchandise that satisfies customer demand in a timely manner. Our failure to anticipate, identify, or react appropriately to changes in fashion trends could lead to excess inventories and markdowns. Persistent fashion misjudgments could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to consolidate our business after our initial rapid expansion efforts.
     Our success depends on our ability to open and operate stores on a profitable basis and effectively manage our business. As of the date hereof, we have opened a total of 47 stores and plan to open an additional 11 stores by December 31, 2006. In 2006, we plan to slow our growth, in terms of store openings, and focus instead on streamlining our business operations and refining our marketing message and brand image. Specifically, we plan to consolidate our efforts thus far by focusing on our core competencies and delivering a consistent message and image to our customers. In addition, we plan to diversify our fabric sources. While part of our plan consists of slowing our growth and opening fewer stores (including consolidating some stores), we expect our total square footage of store space will expand. We will also continue to look for potential new store sites within certain targeted markets.
     All of our efforts for 2006 will depend on a number of factors, including our ability to locate and obtain favorable store sites, expand at several locations where we already have store space, negotiate acceptable lease terms, develop new manufacturing relationships and obtain adequate merchandise supply, develop brand recognition and loyalty, and hire and train qualified management personnel and employees. Multiple factors beyond our control may affect our ability to meet our goals for 2006, including general economic and business conditions affecting consumer spending. We may be unable to manage these challenges. Any failure to effectively manage our growth could have a materially adverse effect on our business, financial conditions and results of operations.
We plan on introducing new untested larger store formats and expanding our store space in several key markets. These larger store formats are different from our past retailing approach and we expect that they will involve greater expense.
     We intend to increase the size of some of our new stores. In these larger stores, we intend to offer expanded merchandise selections, including women’s merchandise. We hope that results from larger store formats will be favorable but expect that these formats will involve greater risks than our existing formats primarily because of the higher level of expense associated with opening and operating larger stores. Accordingly, we expect that our move to larger store formats will delay our profitability, if any.
We experience fluctuations in comparable store net sales results, which may negatively affect the market price of our common stock.
     Comparable store net sales figures are frequently used as an important criteria of value for retail businesses and stocks. Our comparable store net sales results have fluctuated significantly and are expected to continue to fluctuate in the future. A variety of factors affect our comparable store net sales results, including store locations within a mall, the location of the mall, merchandise mix, fashion trends, the retail sales environment, calendar shifts of holiday periods, actions by competitors, weather conditions, and general economic conditions. As a result, our comparable store net sales results may not meet our projections and may decrease over time. The failure of our comparable store net sales to meet projections will likely have a material adverse effect on our business and the market price of our common stock.
We rely on a few key vendors and contract manufacturers, which will subject our business to the risk that we will be unable to fully control the supply of our products to the market.
     We do not own or operate any manufacturing facilities and do not have any long-term contractual relationships with key vendors and contract manufacturers. We are seeking to diversify our product sources, but there can be no assurance that we will be successful in doing so. Our business model depends on our ability to purchase apparel at competitive prices in adequate quantities and with timely deliveries from third-party providers. Most of our vendors and contract manufacturers are foreign businesses and have limited resources, production capacities and operating histories. The inability or unwillingness of key vendors and contract manufacturers to increase their sales to us and keep pace with our product demands, or the loss of one or more key vendors or contract manufacturers for any reason, could have a materially adverse effect on our business, financial condition and results of operations.

We purchase all of our merchandise from foreign sources, which subjects our business to a variety of unique risks associated with doing business abroad.
     Currently, all of our merchandise is manufactured outside the United States, principally in Italy and Turkey. In addition, we expect to establish manufacturing relationships in India. As a result, our operations are subject to the risks generally associated with doing business abroad, such as foreign government regulations, political instability, regulations relating to imports, the imposition of duties, taxes and other charges on imports, significant fluctuations in the value of the dollar against foreign currencies, and restrictions on the transfer of funds. We have experienced delays in our receipt of merchandise due to import regulations. Delays in receiving merchandise could cause us to fail to meet our stores’ merchandise requirements for those items, which could result in lost sales and dissatisfied customers. Significant interruptions in our foreign sourcing, or deteriorations in the quality of merchandise produced abroad, would likely have a material adverse effect on our business, financial condition and results of operations.
The success of our business is subject to general economic conditions and consumer spending trends.
     Historically, the apparel industry has been subject to substantial cyclical variations. Our business is sensitive to changing levels of consumer spending and our sales and profitability may be adversely affected by unfavorable local, regional or national economic conditions. A substantial number of our stores are located in regional shopping malls and lifestyle centers, and our sales benefit from a high volume of traffic in such locations. We therefore depend in part on the ability of mall “anchor” tenants and other nearby area attractions to generate consumer traffic in the vicinity of our stores. Our sales also depend on continuing popularity of malls and lifestyle centers as shopping and leisure-time destinations for young adults. Traffic and sales volume may be adversely affected by economic downturns, severe weather, natural disasters, a decrease in the amount of discretionary income of or primary customers, the closing of nearby attractions and declines in the desirability of the shopping environment in a particular location, any of which could materially and adversely affect our business, financial condition and results of operations.
Because we distribute all of our merchandise through a single distribution facility, there is a risk that our distribution and delivery of all our products to market may be interrupted.
     The distribution function for all our stores is handled from a single facility located at our headquarters in Minneapolis, Minnesota. Any significant interruption in the operation of our current distribution facility would have a material adverse effect on our business, financial condition and results of operations. As a result, we may need to relocate our distribution center to a larger facility if our growth plans are realized. Even then, any such relocation may interrupt the distribution of products to our stores and negatively affect our business, financial condition and results of operation.
We anticipate experiencing a high degree of seasonality with our sales results, which may make it difficult for us to effectively manage inventory and staffing needs.
     Our business is seasonal by nature, with the holiday periods historically accounting for the largest percentage of our annual sales. Thus far, the holiday season from October to December has provided us with a seasonal spike in sales volume. We must successfully manage our merchandise volume and staffing during the holiday season because having too little or too much merchandise, or improperly staffing our stores, may have a negatively affect our results of operations.
We participate in a very competitive retail apparel industry environment.
     The retail apparel business is highly competitive. We compete on a national level with certain leading department stores and national retail chains which offer the same or similar brands and styles of merchandise. In addition, we also compete with a wide variety of regional and local specialty stores. Most of our competitors are larger and have significantly greater resources than us, and there is no assurance that we will be able to successfully compete in our market.
We materially depend upon Scott Kuhlman and Susan Kuhlman and must recruit and retain additional key personnel.
     We are materially dependent upon the services of our key personnel, particularly Scott Kuhlman and Susan Kuhlman. The loss of the services of Scott Kuhlman or Susan Kuhlman would have a materially adverse effect on our business, financial condition and results of operations. As of the date of this prospectus, we have employment agreements with, and maintain key-person life insurance on, Scott and Susan Kuhlman.
     More generally, we will need to hire and retain personnel with advanced skills and experience in the operations of the apparel retailing industry. Our inability to attract and retain such additional qualified personnel could have a material adverse effect on our business, financial condition and results of operations.
We have limited trademark rights, copyrights, and proprietary business methods.
     We currently have limited proprietary patents, trademark rights and copyrights relating to our business. We plan to seek protection for our trademarks and other intellectual-property rights as necessary to protect our business. Nevertheless, we may be unable to obtain trademark registration or other protections for our intellectual-property rights relating to any aspects of our business. We may discover that a third party possess rights to intellectual property necessary for our business, which could require us to enter into a license agreement with such third party on terms that may not be favorable or acceptable to us.
Risks Related to our Common Stock
We may not be able to attract the attention of major brokerage firms, which could result in a lower market price for our common stock.
     We became public through a “reverse merger” transaction and not through an underwritten offering or other transaction involving an investment-banking or brokerage firm. As a result, security analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to such firms to recommend the purchase of our common stock.
The resale of shares covered by this registration statement could adversely affect the market price of our common stock in the public market, which result would in turn negatively affect the Company’s ability to raise additional equity capital.
     The sale, or availability for sale, of common stock in the public market pursuant to this registration statement may adversely affect the prevailing market price of our common stock and may impair our ability to raise additional capital by selling equity or equity-linked securities. Once effective, this registration statement will register the resale of a significant number of shares of our common stock. In fact, the registration statement will make publicly available for resale an additional 18,491,657 shares of our common stock, assuming the issuance of all shares of common stock offered hereunder. This figure represents approximately 93% of the shares of our common stock outstanding immediately after the effectiveness of this registration statement, assuming the issuance of all shares of common stock offered hereunder.
     As of March 31, 2006, we had approximately 22,814,874 shares of common stock outstanding, and approximately only 20% of such shares were available for sale without restriction. When the post-effective amendment to the registration statement that includes this prospectus is declared effective, all 15,411,861 shares being offered hereby will be available for sale. Sales of a substantial number of shares of our common stock in the public market pursuant to this offering, and afterwards, could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate. Furthermore, we expect that, because there is a such a large number of shares registered hereunder, selling shareholders will continue to offer shares covered by this registration statement for a significant period of time, the precise duration of which we cannot predict. Accordingly, the adverse market and price pressures resulting from this offering may continue for an extended period of time and continued negative pressure on the market price of our common stock could have a material adverse effect on our ability to raise additional equity capital.
There is currently little trading volume in our common stock, which will make it difficult to sell shares of our common stock.
     In general, there has been very little trading activity in our common stock. The relatively small trading volume will likely make it difficult for our shareholders to sell their shares as and when they choose. Furthermore, small trading volumes generally depress market prices. As a result, you may not always be able to resell shares of our common stock publicly at the time and at prices that you feel are fair or appropriate.
Our officers and directors, together with certain affiliates, possess substantial voting power with respect to our common stock, which could adversely affect the market price of our common stock.
     As of March 31, 2006, our officers and directors collectively possessed beneficial ownership of approximately 6,734,000 shares of our common stock, which represents approximately 28.2% of our common stock. Assuming the sale of all shares of common stock offered hereby, upon completion of this offering the percentage of common shares beneficially owned by our officers and directors will be approximately 24.2%. This represents a significant portion of the total voting power of our shareholders. As a result, our directors and officers, together with significant shareholders, have the ability to substantially (but not wholly) control our management and affairs through the election and removal of our board of directors, and all other matters requiring shareholder approval, including the future merger, consolidation or sale of all or substantially all of our assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change-of-control transaction that may otherwise be beneficial to our shareholders. As a result of the foregoing, the market price of our common stock and the price at which we might sell our business could be adversely affected.
We may issue additional shares of preferred stock with rights and preferences superior to those of our common stock.
     Our board of directors has the authority to fix and determine the relative rights and preferences of shares of our capital stock, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that is senior to our common stock and that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends, additional registration rights, anti- dilution protection, the right to redeem such shares, together with other rights, none of which will be afforded holders of our common stock.
We have never paid dividends and do not intend to do so for the foreseeable future.
     We have never paid dividends on our capital stock and we do not anticipate that we will pay any dividends for the foreseeable future. Accordingly, any return on an investment in shares of our common stock, if any, will be realized only when you sell such shares.
Our common stock is a “penny stock,” which may make it difficult to sell shares of our common stock.
     Our common stock is a “penny stock” and is therefore subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this Rule, broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC.
     The penny-stock rules severely limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny-stock transactions. As a result, there is generally little trading in penny stocks. Holders of our common stock may not always be able to resell such shares publicly at times and prices they believe to be fair or appropriate. Under applicable regulations, our common stock will generally remain a “penny stock” until and for such time as its per-share price is $5.00 or more (as determined in accordance with SEC regulations), or until meet certain net asset or revenue thresholds. These thresholds include (i) the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 in the event we have been operating for at least three years or $5,000,000 in the event we have been operating for fewer than three years, and (ii) the recognition of revenues equal to at least $6,000,000 for each of the last three years. We do not anticipate meeting those thresholds in the foreseeable future.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains certain statements that are “forward-looking statements” under Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and includes, among other things, discussions of the Company’s business strategies, future operations and capital resources. Words such as, but not limited to, “may,” “likely,” “anticipate,” “expect” and “believes” indicate forward-looking statements.
     Forward-looking statements are included in “Prospectus Summary,” “Risk Factors,” “Management’s Plan of Operation” and “Description of Business.” Although the Company believes that the expectations reflected in such forward-looking statements are generally reasonable, it can give no assurance that such expectations will ultimately prove to be correct. Generally, these statements relate to: business plans and strategies, projected or anticipated benefits or other consequences of market conditions and opportunities, business plans or strategies, projections involving anticipated sales and revenues, expenses, projected future earnings and other aspects of operational results. All phases of the Company’s operations are subject to a number of uncertainties, risks and other influences, most of which are outside the Company’s control, and any one or combination of which could materially and adversely affect the results of the Company’s operations, and also, could affect whether any such forward-looking statements contained in this prospectus ultimately prove to be accurate. Important factors that could cause actual results to differ materially from the Company’s expectations are summarized above, as well as in the section captioned “Risk Factors.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
     On April 14, 2005, we (then known as Gaming Venture Corp., U.S.A., a Nevada corporation) entered into an Agreement and Plan of Merger (the “Merger Agreement”) among SK2, Inc., the Delaware corporation that owns the Kuhlman retail stores, and GV Acquisition Corp., a Delaware corporation and our wholly owned subsidiary formed solely for the purpose of engaging in the merger transaction contemplated by the Merger Agreement (such merger transaction is referred to herein as the “Merger”). We entered into the Merger Agreement in order to acquire the Kuhlman retail business then owned by SK2. At and after our inception in 1995, we were engaged in the business of publishing and distributing industry reports and newsletters to the gaming and hospitality industries as well as providing consulting and advisory services to the gaming and hospitality industries. Prior to the Merger, however, we wound down and ceased operating these businesses. The Merger was effected June 10, 2005. As a result of the Merger, SK2 become our wholly owned operating subsidiary. Immediately prior to the Merger we changed our name to Kuhlman Company, Inc., and effected a reverse stock split on a one-for-five share basis, all pursuant to the terms of the Merger Agreement. Also prior to the Merger, our common stock was quoted on the over-the-counter bulletin board under the trading symbol “GVUS.OB.” After the merger, our common stock traded under the symbol “KHLM.OB.” Effective March 27, 2006, our stock trades under the symbol “KUL” on the American Stock Exchange.
     In the Merger and in exchange for all of their shares of SK2 common stock, the stockholders of SK2 received a number of shares of our capital stock such that they owned approximately 91% of the outstanding shares of our capital stock on a fully diluted basis immediately after the Merger. As of June 10, 2005 (i.e., immediately after the Merger), the Company had issued and outstanding 16,052,835 shares of capital stock, including 14,749,950 shares of preferred stock issued to former holders of SK2 common stock in the Merger and 1,302,606 shares of our common stock that were outstanding prior to the Merger (adjusted for the one-for-five reverse stock split). For accounting purposes, the Merger was treated as the reverse acquisition of a public shell whereby SK2 was treated as the acquirer.
Results of Operations
     Revenue. We were operating 53 stores as of December 31, 2005, compared to 27 stores as of January 1, 2005; 20 of the new stores were opened in the fourth quarter of 2005. For the years ended December 31, 2005 and January 1, 2005, total Company revenues were $6,384,005 and $4,432,942, respectively. Wholesale revenue was 7.5% of total revenue compared to 37.0% of revenues for the comparable prior year. Retail sales were $6,071,982 and $2,792,821 for the fiscal years ended December 31, 2005 and January 1, 2005, respectively, representing a 117% increase in retail sales.
     We are anticipating increased revenues in 2006. We are implementing several tactics to effect this increase, including the following: open new stores, maximizing store layouts including improved fixtures, managing our current base of stores by hiring additional regional managers, creating the right store model including merchandise assortments and presentations, expansion of the accessories category, raising retail prices, adding a manager for each store and improving our branding and marketing.
     Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales includes cost of merchandise and freight from vendors, costs incurred for shipping and handling, payroll for design, buying and merchandising personnel, and store occupancy costs. Overall gross profit as a percent of sales was (11.9)% in 2005, 22.9% in 2004. Merchandise costs as a percent of sales was 79.8% in 2005, and 64.7% in 2004. Merchandise cost of sales at outlet stores was higher than planned at 203.2% of sales in 2005 compared to 39.5% of sales in 2004. A valuation reserve for anticipated losses on merchandise held at the end of 2005 of approximately $601,000 was charged to merchandise cost of sales in 2005. $417,000 of this reserve related to the regular retail stores and $184,000 related to the outlet stores. No such allowance was required in 2004. Merchandise costs increased in 2005 in part because in December we initiated our first promotional pricing program.
     Store occupancy cost as a percent of sales was 20.9% in 2005, and 8.8% in 2004. Store occupancy costs were $1,338,987, and $390,000 and are included in cost of sales for the years ended December 31, 2005, and January 1, 2005. We opened 32 stores in 2005; 20 of these stores were opened in the fourth quarter. For the stores opening in the fourth quarter we had high occupancy cost compared to the revenue these stores generated as these stores were just opened. As of December 31, 2005, we had 53 stores open totaling 64,895 square feet. As of January 1, 2005, we had 27 stores open totaling 20,088 square feet. We are re-evaluating all current real estate to maximize financial performance with improved brand presentation. In the first quarter of 2006 we have consolidated stores in some markets in order to achieve better store economics.

     In the fourth quarter of 2005 we made a shift from opening smaller stores to targeting stores of approximately 2500 square feet. Stores are grouped into three categories. Flagship stores with square footage over 1500 square feet, edited flagship stores with between 1000 and 1500 square feet, and shirt shops with square footage of less than 1000 square feet of selling space. Flagship stores will present the full brand including both men’s and women’s clothing. Edited flagship stores will present every product category for men’s and women’s but not every available style. The focus for shirt stores will be men’s and women’s shirts and an expanded line of accessories. We are also implementing a consistent fixture plan across all stores.
     We are currently targeting 15 major metropolitan markets where the focus will be full brand presentation in regentrified neighborhoods and lifestyle centers.
     We are currently executing tactics to improve gross margin by increasing the initial markup, reducing cost and maintaining high quality with improved sourcing, and reducing our freight and logistics costs.
     Store Expenses. Store operating expenses were 53.9% and 26.8% of total revenue for the years ended December 31, 2005 and January 1, 2005, respectively. This cost increase was largely due to establishing new systems and opening new stores with comparably low revenues. We expect these rates to decrease in 2006 by increasing store revenues, and by more focused expense management. We are in the process of hiring a manager for each store. This will help us focus on reducing payroll cost and other store operating expenses.
     General and Administrative Costs. General and administrative costs were 70.9% and 39.8% of total revenue for the years ended December 31, 2005 and January 1, 2005, respectively. In 2005, we incurred significant professional service costs associated with building the information systems infrastructure necessary to support our growth plans and costs associated with the merger. Payroll costs have increased with the addition of management, leasing, store build-out, accounting and information systems personnel. With this foundation in place, we believe that we will be able to achieve our growth plans with moderate cost increases in these areas over the next year. The Company believes this investment in the infrastructure was necessary to execute its growth plan in the retail business.
     Net Loss. The Company incurred a net loss of $8,807,991 which was 138% of revenues compared to $2,190,982 or 49% of revenues for the years ended December 31, 2005 and January 1, 2005, respectively.
Liquidity and Capital Resources
     Cash. The Company’s cash and cash equivalents were $339,672 at December 31, 2005, representing a decrease of 35% from the cash of $518,919 at January 1, 2005. The Company completed a private equity placement in July which provided additional working capital reflected in the cash balance as presented. As of December 31, 2005, we have funded our operations and satisfied capital expenditure requirements primarily through proceeds received from the sale of equity in private placements. In January and March of 2006, the Company raised a total of $6,918,750 in cash through a private placement of 3,075,000 shares of common stock. On March 2, 2006, the Company entered in a credit agreement with Venture Bank. This agreement provides for a $1,000,000 line of credit.
     The Company purchased $9,235,391 of inventory during 2005. This consumed cash during 2005 and resulted in an accounts payable balance of $4,179,794 at the end of the year. We have been selling the merchandise at promotional prices to convert this merchandise into cash, and we have put additional controls in place to manage our inventory levels closer to optimum levels moving forward.
     We are a Company with limited operating history upon which to evaluate our business model and prospects. As of December 31, 2003, we had five retail stores open. Currently, we have opened or have executed leases to open 58 stores. Although we have no material commitments for capital expenditures, we anticipate continued expenditures for the roll-out of additional retail stores. Our limited operating history limits the ability to evaluate the long-term viability of our business and the success of our expansion. As a relatively new business, we are subject to all the risks inherent in commercial operations, including unforeseen difficulties and obstacles. There can be no assurance that we will be successful at developing a profitable chain of Kuhlman retail apparel stores.
     We have a history of losses and expect to incur substantial expenses associated with increased store development and general and administrative expenses related to our expansion and operating as a public company. We also plan to invest in systems and the infrastructure necessary to support the current and future growth of our retail expansion efforts. As a result, we expect to continue to incur net losses through at least fiscal year February 3, 2007. We may require significant additional capital if cost overruns or unforeseen contingencies arise.

     Our business is seasonal by nature, with the third and fourth quarters accounting for the largest percentage of annual net sales. The third and fourth quarters, have proven thus far to be our seasonal spike in sales volume. We must continue to successfully execute during the third and fourth quarters because having too little merchandise or too much merchandise will have a material adverse effect on the Company. Outside of the holiday season, monthly sales generally do not fluctuate widely within each store. Nonetheless, our quarterly results of operations in the future may fluctuate significantly as a result of a variety of factors, including the timing of store openings, the amount of revenue contributed by new stores, changes in the mix of products sold, overstocking or understocking of merchandise, the timing and level of markdowns, the timing of store closings, expansions and relocations, competitive factors and general economic conditions.
     Currently, all of our merchandise is manufactured and sourced outside the United States, principally in Italy and Turkey. As a result, our operations are subject to the risks generally associated with doing business abroad, such as foreign government regulations, political instability, regulations relating to imports, the imposition of duties, taxes and other charges on imports, significant fluctuations in the value of the dollar against foreign currencies or restrictions on the transfer of funds. We have experienced delays in receipt of merchandise due to import regulations. The inability of a contract manufacturer to ship orders in a timely manner or the inability of us to receive orders in a timely manner could cause us to fail to meet the merchandise requirements of its stores for those items, which could result in lost sales and dissatisfied customers. Any significant interruption in our foreign sourcing would have a material adverse effect on our business, financial condition and results of operations.
     Inventory. We began the year with $1,514,591 in inventory and made purchases totaling $9,235,391. The cost of merchandise sold plus shrinkage totaled $4,499,660 during the year leaving us with inventories of $6,250,322 at original cost. We have recorded a valuation reserve against ending inventory of $600,784 bringing the net inventory value down to $5,649,538 as of December 31, 2005. The reserve represents expected discounts below our original cost that will be required to sell the inventory on hand as of December 31, 2005.
     As a result of these inventory levels we have initiated promotional and clearance pricing events. This has allowed us to manage our revenue and to convert much of this inventory to cash in the first quarter of 2006. These promotional and clearance events have also helped to expose the Kuhlman brand to many customers who would not have otherwise purchased from us at the original price point.
     We have enhanced our inventory control procedures under the direction of our new CEO. We now have an Inventory Control Manager with significant retail experience. We have also engaged a retail inventory consultant that has helped us develop a set of tools and review processes for the inventory procurement process. Additionally, our merchandise department has a formal weekly meeting to review financial metrics, revenue goals, and target inventory levels.
Disclosures About Contractual Obligations and Commercial Commitments
     The following summarizes our contractual obligations at December 31, 2005, and the effect of these contractual obligations are expected to have on our liquidity and cash flows in future periods:

	Total	1 Year or Less	2-3 Years	Over 3 Years
Operating Leases	$17,154,324	$2,828,017	$4,986,871	$9,339,436
Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet arrangements.
Critical Accounting Policies
     Our discussion and analysis or plan of operation is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and related disclosures of contingent assets and liabilities for the periods indicated. The notes to the financial statements contained herein describe our significant accounting policies used in the preparation of the financial statements. On an on-going basis, we evaluate our estimates, including, but not limited to, those related to our allowance for doubtful accounts, inventory valuations, the lives and continued usefulness of furniture, fixtures and leasehold improvements and contingencies. Due to uncertainties, however, it is at least reasonably possible that management’s estimates will change during the next year, which cannot be estimated. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or conditions.
     Retail revenue is recognized at the time of register receipt. The Company accrues for estimated returns in accordance with statement of Financial Accounting Standards, (SFAS) No. 48, “Revenue Recognition When Right of Return Exists,” based on historical return levels. For private label sales, revenue is recognized upon transfer of title at time of shipment as long as there was evidence of an arrangement, the price was fixed or determinable, and collectibility was probable.
Recently Issued Accounting Pronouncements
     FIN No. 46R. In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities, a revision of FIN 46” which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46R are effective for interests in variable interest entities (VIE) as of the first interim, or annual, period ending after December 15, 2004 except for VIEs considered special-purpose entities in which the effective date is for periods ending after December 15, 2003. The Company does not expect the adoption of FIN 46R to have a material effect on its consolidated financial statements.
     SFAS No. 151. In November 2004, FASB issued SFAS No. 151 “Inventory Costs” which amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No, 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS No. 151 was issued. SFAS No. 151 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its consolidated financial statements.
     SFAS No. 153. In December 2004, FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets” which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” APB No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date SFAS No. 153 was issued. SFAS No. 153 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its consolidated financial statements.
     SFAS No. 123R. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payments (FAS 123(R)), which is a revision of SFAS No.123 and supersedes Opinion 25. FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. FAS 123(R) is effective at the beginning of the first annual period beginning after December 15, 2005. We expect to adopt FAS 123 (R) on January 1, 2006. Although the Company is currently assessing the application of SFAS No. 123 (R), the Company believes that the adoption of this statement will not have a material impact on its financial position, results of operations and cash flows.
     SFAS No. 154. In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its consolidated financial statements.
DESCRIPTION OF BUSINESS
General
     Kuhlman Company is a specialty retailer and wholesale provider of exclusively designed, distinctive, high-quality apparel and accessories, offered under the “Kuhlman” brand through Company-owned retail stores and under private labels through large retailers. Kuhlman, founded by Scott and Susan Kuhlman, is a lifestyle brand focused around high quality apparel designed for men and women 20 years and older. We create a compelling brand experience for our customers by consistently delivering high quality merchandise at great values with in-store experiences that support and affirm our customer’s point of view. Through this brand experience, we develop long-term relationships with our customers which in turn will serve to support our continued growth and expansion.
     We opened our first store in August 2003 and currently operate 47 retail stores in 20 states which total 59,161 square feet. The Company has developed three merchandising strategies to maximize its current real estate portfolio. The Company’s 500-1000 square feet concept features primarily men’s and women’s shirtings and an expanding men’s and women’s accessories category. The 1000-1,500 square feet concept represents an edited version of our entire men’s and women’s collection. The Company’s flagship store concept is a 1,500 square feet or larger store that features our entire lifestyle collection of men’s and women’s tailored clothing, sportswear, shirtings and other lifestyle merchandise.
     The Company has developed a management team of industry professionals with significant experience in all aspects of retailing and merchandising. Our vision is to stand apart in everything we do. This vision is supported by our core values of treating everyone with respect; accomplishing with integrity; delivering with thoughtful speed; and achieving through accountability. These values translate and communicate our brand to our customer through merchandise, media, store visuals, and selling. The result is a brand which guides the customer through a personal journey of style through unique products, services and experiences.
     We are seeking to develop a national retailing presence by focusing store openings in the fifteen largest metropolitan areas in the country. Within these markets, our strategy is to cluster stores with multiple locations. Our store clustering strategy is designed to accommodate our multiple store formats in a market based upon real estate availability and location demographics. We look for unique real estate opportunities in city centers, regentrified neighborhoods, lifestyle centers, high-traffic shopping malls and transportation hubs. Our real estate strategy is designed to benchmark our store location performance against a model store format within our existing real estate portfolio. The clustering of stores is intended to increase brand awareness and improve corporate efficiency. For example, we opened our Rockefeller Center store in April 2005, and have since opened or signed leases for an additional four stores in Manhattan. Our real estate and merchandising strategy also includes the development of outlet locations. As of December 31, 2005, we have opened six outlet locations to provide for clearance activities for our retail store base. As of the date of this filing, we either operate or have entered into leases for 58 retail stores in 20 states.
     In addition to our retailing operations, we generate revenue by providing product design and contract manufacturing for department store retailers seeking to augment their in-house expertise. Our wholesale business enhances our profitability in several ways. One way, for example, is through increased production volumes which lower our cost through volume discounts as we control manufacturer capacity.
     In addition, we are developing a shop-in-store concept to offer our Kuhlman brand collection to large retailers. The shop-in-store concept will add additional retail selling square footage with incremental cost and extend our brands reach to traditional department store consumers. Finally, staying close to other retailers and their buying decisions provides us with an insider’s view of competitive decision making, giving us an edge in keeping our apparel looking new, fresh and differentiated.
The Kuhlman Consumer
     Kuhlman stands apart and so does its customer. We target style-conscious men and women, ages 20 years and older. Our customer is a social influencer who appreciates quality and value. This consumer is a career motivated individualist who consults media regularly for his or her purchasing decisions. We believe there are over 40 million of these fashion savy consumers who have limited time to shop. These consumers are looking for a retail store that delivers consistently on quality, styling and value. The Kuhlman concept appeals to these consumers because of its focused merchandising, wardrobe-building strategy, efficient store layouts, continual flow of new merchandise, and compelling value. Our targeted customer has outgrown The Gap, Abercrombie & Fitch, and Banana Republic; has grown tired of the department store experience; and has developed an appreciation of better brands and styling. However, this consumer is either unable or unwilling to pay prices typical of these better brands. We believe this consumer is looking for a sensible fashion equation — classically styled, tailored clothing, constructed of high-quality fabrics and offered at affordable prices.
     We seek to capture this consumer’s attention by offering an understandable wardrobe strategy built around woven shirts. We believe that woven shirts have become the primary wardrobe driver for both men and women customers and will continue to be so for the foreseeable future. Woven shirts are accompanied with trousers, sweaters, belts, and jackets to provide a complete wardrobe approach. We reinforce our consumer’s brand experience with the idea that Kuhlman is more than just a line of clothing, it is a lifestyle. To establish this connection with our customer, we guide the customer through personal journey of style by building a wardrobe that incorporates distinctive styling and interesting details.
     Our tactics to develop a long-term relationship with our customer include: (i) database management; (ii) loyalty programs; (iii) direct communications with customers; and (iv) multi-channel distribution. Our database management includes building complete customer profiles and utilizing state-of-the-art customer relationship management software to communicate directly with the customer. Our loyalty programs include the Kuhlman credit card, special merchandise selections, newsletters, anytime free alterations, and event notification. We communicate directly with our customers via the web using e-blasts, pinpoint media, and direct marketing channels. And our multi-channel distribution will allow our customers to shop Kuhlman via an enhanced website, direct mail, buy-online/pickup in store, and retail store and shop-in-shop locations. In just a short time, we believe we have established a recognizable brand with our customer based on our product features and consumer relationship strategies.
Our Product
     At Kuhlman, everything begins with the product. Kuhlman’s product grew out of Scott and Susan Kuhlman’s vision of high quality merchandise that was both affordable and fashionable. Our product starts at the finest mills in Europe where fabrics are sourced and selected. From the mills, we coordinate design and manufacturing in such a way that we offer merchandise with current styling at the same quality level as competitive products selling at twice or triple our retail price. We have defined a disciplined design and production schedule in order to consistently deliver compelling product to our consumers. Our men’s and women’s collections incorporate bold styling, colors, patterns, shapes and fabrics in such a manner to be accord with our goals, values and culture.
     Our product is displayed in stores with bright paint colors, raw steel fixtures, dark espresso finishes, and dramatic lighting. We display our woven shirts on hangers and organized by sizing. We quote our woven shirt sizing in centimeters (40, 41, 42, etc.) rather than the American custom of collar and sleeve length. We believe this contributes to our brand distinction while limiting the number of SKUs to carry in inventory.
     Our product strategy is to entice our targeted consumer with high-quality, classic woven shirts, consistently updated with current styling. Approximately 70% of our store inventory consists of shirts marketed under the Kuhlman brand name. With woven shirts as the primary wardrobe driver, we have introduced blazers, trousers, skirts, sweaters, suits, ties and other accessories to complement a wardrobe built around the woven shirt. These products all share the same sense of quality, fashion and affordability as our woven shirts. This focused merchandise selection and coordination is designed to assist consumers in acquiring a simple, stylish and complete wardrobe. In this way, we seek to provide an understandable wardrobe-building strategy to our targeted consumer.
     We assemble wardrobes with an emphasis on high-quality merchandise sold at understandable prices. In this regard, we have adopted a simple price strategy for our merchandise. For example, most of our shirts are sold for $55 and $75: ties $45: and trousers $95 and $125. Thus far, customer feedback has been extremely positive because customers have certainty about the price they will pay for an item before they enter a Kuhlman store. We also seek to generate “buy-now” response by limiting production runs. This causes our customers to continually see different merchandise when they visit our stores, and creates a sense of urgency for purchases. We believe that our simple price strategy and limited production runs eliminate the primary reasons that consumers defer the decision to buy.
     We have introduced our “standards program” consisting of selling dress shirts in white, blue and other basic colors. This is an important product line extension for us because basics comprise in excess of 50% of shirt sales in the apparel industry. When we first began opening stores, we believed it was essential to present a completely unique product and value proposition to customers in order to establish our brand. This centered on displaying an inventory with an exciting new look constructed with the fine fabrics. We believe that as we introduce shirts in basic colors such as solid whites and blues, our customers will purchase their “standards” from us as well. Ultimately, we expect that our standards program will result in increased store sales and inventory turns.
Store and Corporate Operations
Multi-Channel Distribution
     We complement our core retail store business with a wholesale sourcing business for larger retailers. We believe that the infrastructure of large retailers makes it difficult for them to act in the flexible manner needed to respond to and capitalize on quickly changing merchandise trends and design coordination. To serve this growing need and to enjoy the synergies provided to our own retail operations, we offer design, procurement and manufacturing sourcing to large retailers under private label. To date, our clientele for this wholesale sourcing business has included Marshall Fields, Nordstrom, Kohl’s, and Sears. In addition, we believe that our retail business benefits from our wholesale sourcing activities through our realization of volume-based cost reductions at the mill and manufacturing levels, and our elimination of middleman profits throughout our supply chain.
Vertical Integration
     We have developed a “direct-to-consumer” supply chain model. This direct-to-consumer model seeks to remove costs throughout our supply chain by eliminating unnecessary and costly steps from fabric mills, manufacturers, wholesale buyers, distributors, retailers, and consumers. We negotiate directly with fabric mills and manufacturers to produce to our specifications. By integrating up the supply chain, we have eliminated the need to support an extensive network of wholesale and retail relationships, thereby avoiding intermediary mark-ups and allowing us to pass our savings to our customers.
Store-Level Economics
     Our stores are targeted to achieve a minimum annual revenue run rate of $250,000, or $250 per square foot within one year of opening. Five of our stores that were open for the entire 2004 calendar year achieved average revenue of approximately $255,000 and average revenue per square foot of $400 for 2005. We have identified key factors effecting our operating efficiency, including brand identification, mall location, store management, staffing and employee training, initial stocking and inventory control, and product mix.
Purchasing and Distribution
     We source merchandise from what we believe are the best factories and finest fabric mills in the world. At present, all Kuhlman shirts are manufactured in Turkey and use high-quality fabrics from Turkey and Italy. The quality of shirt fabrics is graded on a numbering system, with the best fabrics being 120’s quality. For the overall shirt industry, this quality scale goes down to 30’s quality, which are typically used in shirts found in big-box retail stores. An additional grading system is based upon using two plies of yarns (i.e., twisting two yarns together) for a stronger more stable yarn. Our shirts use a minimum of 80’s quality fabrics, and most often 2-ply fabrics, making our shirts a high-quality product for the consumer. We purchase a majority of our merchandise no more than 60 days in advance of delivery. Scott and Susan Kuhlman and their staff regularly travel to factories and fabric mills to inspect production capabilities, piece goods quality, and other aspects of production. Currently, we are working to expand the number of vendors from whom we purchase product to ensure reliable, uninterrupted sources of merchandise.
     We utilize a centralized distribution receiving and shipping practice. Currently, merchandise is either shipped directly from manufacturing sites in Europe to our Kuhlman retail stores or received at our Company headquarters in Minneapolis where it is sorted, tagged with bar-coded tickets and packaged for distribution to our stores. Our goal is to ship the majority of our merchandise to the stores within one to two business days of receipt. In addition, we ship additional inventory for restock as store sales occur. This allows us to control inventory flows. Thorough and precise inventory management allows us to minimize overstock by redirecting slow-moving inventory to stores that are experiencing greater success with the fashion.
Information Technology
     We have implemented a sophisticated computerized system for tracking merchandise from the time it leaves the factory and enters our distribution system to when it is sold to the customer. The objective of this technology is to insure that (i) store shipments are delivered accurately and promptly, (ii) store inventories remain constant, and (iii) merchandise is properly allocated among stores. In addition, this system allows us to monitor store sales by merchandise classification, SKU, color and size to determine types and amounts of products to purchase, detect products and trends that are emerging or declining, and optimize product mix in our stores by responding to the spending patterns of customers. We believe this system will enhance our growth by allowing stores to carry a reduced inventory and increase turnover, helping us satisfy consumer demand, and providing us with information needed to efficiently manage operations.
Brand Building and Marketing
     The Kuhlman brand is about classic styling, updated merchandise, and understandable prices. We seek to create a compelling brand experience that will instill a long-term relationship with our customer. In order to create long term relationships with our customers, we communicate Kuhlman is more than a line of clothing, it is a lifestyle. Thus, we believe that once this message is established in the minds of our customer, our brand will be our most important asset. Our success depends on our ability to continuously evolve our brand to the changing needs and priorities of our target consumer and consistently delivering product which inspires their imagination.
     Delivering a compelling brand experience is a function of our strategies regarding merchandise, marketing/media, visual store environment, and in-store selling. We are committed to executing on these strategies in a manner consistent with our corporate mission: guiding personal journeys of style through unique products, services and experiences. The brand seeks to instill an authentic European cache distinction with an “only at Kuhlman” factor or feel.
     We plan to continue investment in the development of our brand through, among other things, client research, advertising, in-store marketing, direct-mail marketing, and our internet presence. We also plan to make investments to enhance the overall client experience through the opening of new stores, the expansion and remodeling of existing stores, and focusing on client service.
     The Company’s marketing consists of in-store point of sale materials, web, guerrilla tactics, public relations, and loyalty programs. In-store, Kuhlman relies on the product to be the central marketing hero and chief spokesperson as to what the Company stands for. In addition, the stores market through the use of gift cards, a private label credit card program, and e-blasts to drive consumer traffic. The Company’s website is currently being redesigned and is anticipated be released in second quarter in 2006. The updated website will be considered a flagship store and offer a wide breadth of content for Kuhlman customers in support of the Company’s lifestyle branding. The Company’s guerilla marketing program is focused on creating reasons for people to talk Kuhlman. Included within this strategy are celebrity product placement and office drops. In addition, we will increase our efforts to generate favorable press and public relations from our press kits, interviews, makeovers, and other grassroots marketing strategies. We believe that the brand’s success to date has been achieved by customers discovering our products on their own or learning about us through word of mouth. We attempt to capture the e-mail addresses of customers that purchase product in our stores and the e-mail addresses of visitors to our website. We believe that enthusiasm for our brand is evidenced by the growing number of hits on our website. For example, monthly website hits grew from approximately 400,000 in October 2004 to approximately 3.2 million in December 2005. We intend to utilize e-mail as our primary method for staying in contact with customers. We believe that our brand’s success to date can be attributed to its grassroots and internet-based marketing strategies. In order to find new customers, we presently intend to continue relying on press derived from press kits, some local advertising, word of mouth, and opening stores in high-foot-traffic locations throughout the United States.
     We have pending applications seeking federal registration of our “KUHLMAN”, “KUHLMAN — APPAREL FROM A DIFFERENT PERSPECTIVE”, and “KUHLMAN — STAND APART” trademarks. Our “KUHLMAN — APPAREL FROM A DIFFERENT PERSPECTIVE” trademark application was approved for publication in the United States Patent and Trademark Office’s Official Gazette on July 12, 2005. Although registration of our “KUHLMAN” trademark has been refused based upon the examiner’s contention that this mark is “primarily merely a surname,” we believe that we successfully will overcome the examiner’s objection and secure registration of this trademark on the Principal Trademark Register.
Store Locations and Expansion Strategies
     The Company leases approximately 15,000 square feet of a 30,000 building to house its corporate offices and warehouse facility located in Minneapolis, Minnesota. The building is a converted warehouse in a newly renovated upscale historic warehouse district. This lease expires December 31, 2008. The Company maintains all of its facilities and equipment in good working order and has secured adequate insurance for the facilities and its contents.
     The Company believes that the current facilities are adequate for the current level of business activities, but is searching for alternatives for expansion to meet the continued sales increases. In the event that the Company requires additional facilities, the Company believes it could procure acceptable facilities. The Company does not own any real estate.

     Below is a list of our current stores as of the date of this prospectus.

Store	Location
Albertville — K-Space	6500 Lebeaux Ave., Albertville MN
Armitage — IL	838 W. Armitage Ave. , Chicago IL
Bel Mar	364 S. Teller St. , Lakewood CO
Bellevue	205 Bellevue Square, Bellevue WA
Birmingham	152 N. Old Woodward, Birmingham MI
Calhoun Square	3001 Hennepin Ave, Minneapolis MN
Central West End	243 N. Euclid Ave., St Louis MO
Century Mall	2828 N. Clark St. , Chicago IL
Chestnut / Philly	1805 Chestnut St, Philadelphia PA
Chestnut / San Francisco	2146 Chestnut St, San Francisco CA
Citi Corp	500 West Madison St., Chicago IL
Clayton Lane — CO	110 Clayton Lane, Denver CO
Dallas Galleria	13350 Dallas Parkway, Dallas TX
Galleria Flagship	3410 Galleria, Edina MN
Gaviidae I	651 Nicollet Mall, Minneapolis MN
Gaviidae II	651 Nicollet Mall, Minneapolis MN
Gaviidae Womens	651 Nicollet Mall, Minneapolis MN
Geneva Commons	1514 Commons Dr., Geneva IL
Georgetown Park	1250 Wisconsin Ave, Washington DC
Great Lakes Mentor	7850 Mentor Ave., Mentor OH
Harborplace	200 E Pratt St, Baltimore MD
Harborplace Women’s	200 E. Pratt St., Baltimore MD
Houston Galleria	5175 Westheimer, Houston TX
Las Vegas Fashion Show II	3200 South Las Vegas Blvd, Las Vegas NV
Legacy Village	24355 Cedar Road, Lyndhurst OH
Liberty Place	1625 Chestnut Street, Philadelphia PA
Liberty Village K-Space	#1 Church Street, Flemington NJ
Lighthouse	101 Lighthouse Place, Michigan City IN
Madison	444 Madison Ave, New York NY
North Georgia — K-Space	800 Hwy 400 S, Dawsonville GA
Olde City — PA	227 Market Street, Philadelphia PA
One Pacific Place	10375 Pacific Street, Omaha NE
Palo Alto	180 El Camino Real/N325 Stanford, Palo Alto CA
Phipps Plaza	3500 Peachtree Road, Atlanta GA
Prudential	800 Boylstone St., Boston MA
Rockefeller Center	30 Rockefeller Center, New York NY
Santana Row	334 Santana Row, San Jose CA
Skyway	651 Nicollet Mall, Minneapolis MN
SoHo	96 Grand Street , New York NY
Southport	3724 N. Southport, Chicago IL
Spire	860 W. Peachtree St., Atlanta GA
Sunset Plaza	5701 Sunset Drive, South Miami FL
The Boulevard	#28 The Boulevard, Richmond Heights MO
Tower City	230 W Huron Rd, Cleveland OH
Village Pointe	17250 Davenport St, Omaha NE
Employees
     Our executive offices are based in Minneapolis, Minnesota, where we currently employ approximately 26 people. Our retail operations have approximately 250 employees — approximately 110 of whom are full time. Our personnel plan calls for the average Kuhlman store to have three to four part-time employees. Each retail store will have a store manager. Our part-time employees receive approximately $8 per hour and 2% commission. Our personnel plan also calls for one regional manager for approximately every 12 stores. We intend to hire regional managers who will oversee clusters of stores in a particular geographic area. Regional managers will receive a base salary and performance compensation. We have additional managers for operations, marketing, shipping and distribution, and operations. We intend to continue to invest in our personnel to obtain high quality professionals at both the corporate and retail store levels.

Competition
     The men’s and women’s retail apparel industries are highly competitive with fashion, selection, quality, price, location, store environment and service being the principal competitive factors. While we believe that we are able to compete with other merchandisers, including department stores and specialty retailers, we believe that we compete mainly on the basis of merchandise selection and consumer value proposition.
     In the men’s merchandise areas, we compete with specialty retailers such as Banana Republic, Mark Shale, American Eagle Outfitters, and The Gap. In addition to specialty retailers, we compete with certain department stores, such as Dillard’s, Federated, Nordstrom’s, May Company, Saks and other local or regional department stores and specialty retailers, as well as with mail order and internet merchandisers.
     In women’s merchandise areas, we compete with specialty retailers such as Limited, Ann Taylor, and Chico’s. In addition to specialty retailers, we compete with certain department stores, such as Dillard’s, Federated, Nordstrom’s, May Company, and Saks, other local or regional department stores and specialty retailers, and certain mail order and internet merchandisers.

MANAGEMENT
Directors and Officers

Name	Age	Position(s) Held
Luis A. Padilla	51	Chief Executive Officer
Scott J. Kuhlman	41	Chairman, President, and Chief Creative Officer
Susan Kuhlman	42	Director of Business Development
Jon Gangelhoff	47	Chief Financial Officer
Greg Griffith	42	Chief Operating Officer
Jon Sabes	39	Director
David Ferris	51	Director
Chris Larson	34	Director
Daniel Rindos	54	Director
     Luis A. Padilla has served as a director of the Company since December 2005. In December 2005, Mr. Padilla was appointed as the Company’s Chief Executive Officer. Mr. Padilla has more than 30 years experience in the apparel industry. He was most recently the President of merchandising at Sears, a position he held since August of 2004. In that role, he led and integrated all merchandising and marketing across that company’s broad product and brand portfolio. Prior to joining Sears, Mr. Padilla was with Target Corporation from 1982 to 2004, where he served in key leadership roles with the company. Mr. Padilla served as Executive Vice President, Merchandising for Target’s Marshall Field’s division from 2001 to 2004 and as Senior Vice President, Softlines Merchandising for Target Stores from 1994 to 2001.
     Scott Kuhlman has served as a director of the Company since the Company’s reverse merger transaction with SK2, Inc. (our operating subsidiary), and has served as a director and the Chief Executive Officer of SK2, Inc. since its inception. He is also currently the Chairman of our board of directors, our President, and our Chief Creative Officer. Mr. Kuhlman’s 25-year career in the retail apparel industry includes sales, buying and managing positions. Mr. Kuhlman began working in the wholesale side of apparel in 1993 and worked with companies including Joseph Abboud, Sero, HartMarx, Jack Victor and Arnold Brant. Prior to founding SK2, he worked in Europe sourcing and producing product for his employer. Mr. Kuhlman has a bachelor’s degree in Finance from the University of Nebraska-Omaha.
     Susan Kuhlman has served as the Company’s Director of Business Development since the Merger, and has served as a Director and Secretary of SK2 since it’s inception. Ms. Kuhlman has been a producer and director of several television and cable network programs for the University of Nebraska-Lincoln and a variety of other businesses. Ms. Kuhlman’s experience within the apparel industry includes six years as District Manager and Sales Representative for Audrey Buckner Neckwear and two years with a start-up sportswear company, Balata. She received her bachelor’s degree in Broadcast Journalism from the University of Nebraska-Lincoln.
     Jon Gangelhoff has served as our Chief Financial since the reverse merger transaction, and has served as the Chief Financial Officer of SK2 since October 2004. Prior to joining SK2, he served as Chief Financial Officer of M/A/Peterson, a national recognized design/build firm for two years and spent ten years prior to that at Hauenstein & Burmeister where he began as Director of Information Systems, became Director of Operations and ultimately served as Chief Financial Officer. Mr. Gangelhoff is a graduate of Mankato State University.
     Greg Griffith has served as the Company’s Chief Operating Officer since the reverse merger transaction, and has served in that capacity for SK2 since April 2004. Prior to joining SK2, he spent two years with Bachrach, where he was product merchandiser of men’s tailored clothing for 52 stores. Prior to his work with Bachrach, he was a buyer-merchandiser of men’s tailored clothing for ten Midwest stores from 1990-2002. Mr. Griffith is a graduate of Ohio State University with a bachelor’s degree in Business.
     Jon Sabes has served as a director of the Company since the Company’s reverse merger transaction with SK2, Inc., and has been a director of SK2 since May 2005. Mr. Sabes is currently Chief Executive Officer of Opportunity Finance, LLC, a commercial finance company. Mr. Sabes has over 16 years experience in finance, business development, and consulting in a variety of industries. In 1998, Mr. Sabes co-founded Jon Adams Financial Co., LLP, a law firm and business advisory firm specializing in providing small and medium size businesses with professional services related to mergers and acquisitions and corporate finance. Prior to creating Jon Adams Financial Co., Mr. Sabes served as a tax consultant with Ernst & Young LLP. Prior to his work with Ernst & Young, Mr. Sabes served as Vice President of Business Development for Gaming Corporation of America, and worked as an investment banker with Jefferies & Company, Inc. Mr. Sabes earned a Juris Doctor, cum laude, from the University of Minnesota Law School and holds a B.A. in Economics from the University of Colorado.
     David Ferris has served as a director of the Company since the Company’s reverse merger transaction with SK2, Inc., and has served as a director of SK2 since May 2005. He is currently Assistant Vice President of Cargill, Inc. where he advises the board of directors and management on corporate performance and executive compensation issues and is responsible for Cargill’s compensation and benefit programs worldwide. From 1993 to 1996, when he joined Cargill, he was a national practice leader with Aon Consulting Group. From 1991 to 1993 he was a principal with Retirement Strategies. From 1980 to 1991, Mr. Ferris was Director of Risk Management and Investments with Honeywell. Mr. Ferris has a bachelor’s degree in Economics from the University of St. Thomas, St. Paul, Minnesota.
     Christopher Larson has served as a director of the Company since the Company’s reverse merger transaction with SK2, Inc., and has served as a director of SK2 since May 2005. Mr. Larson is a co-founder and has served as Chief Financial Officer of Cash Systems Inc. (AMEX: CKN) from June 1999 to January of 2005. In January of 2005, Mr. Larson was promoted to Chief Operating Officer. Mr. Larson has served as a director of Cash Systems Inc. since the company went public in October 2001. Cash Systems Inc is a leading provider of cash access service to the casino industry. Mr. Larson is also a certified public accountant.
     Daniel Rindos has been a director of the Company since January 2003. Mr. Rindos has been Vice President of Bargain News, LLC for the past 15 years. Bargain News is a group of weekly newsstand publications specializing in classified advertising and serving the New York tri-state area. Mr. Rindos was also involved in the start up of the Subway sandwich chain in the late 1960s and early 1970s. Mr. Rindos has attended the University of Bridgeport and the New York Institute of Technology, majoring in electrical engineering and physics with a business minor.
Board of Directors
     Kuhlman’s board of directors is currently comprised of the six members, each of whom is identified above. Currently, three of our six directors are “independent directors” as that term is defined in Section 121(A) of the AMEX listing standards. Our independent directors are Messrs. David Ferris, Christopher Larson and Daniel Rindos.
     During fiscal year 2005, our board of directors held two meetings and took action in writing five times. During that time, no director attended fewer than 75% of our board of directors meetings or meetings of any committee on which any particular director served. We expect our directors to attend the annual meeting, if possible. Our board of directors has an audit committee and a compensation committee, but does not have a standing nominating committee (or other committees performing similar functions). Instead, director-nominees are ultimately selected by a majority of our independent directors.
Audit Committee
     Our board of directors has established a two-member audit committee currently consisting of Messrs. Ferris and Larson. The audit committee is governed by a charter adopted by the board of directors on June 10, 2005. During fiscal year 2005, the audit committee held one quarterly meeting (in connection with the filing of the Company’s quarterly report for the period ended October 1, 2005), and took action in writing once.
     The board of directors has determined that each member of the audit committee is able to read and understand fundamental financial statements, and that at least one member of the audit committee has past employment experience in finance or accounting. The board of directors has further determined that at least one member of the audit committee, Mr. Christopher Larson, is an “audit committee financial expert” as that term is defined in Item 401(e)(2) of Regulation S-B promulgated under the Securities Exchange Act of 1934. Mr. Larson’s relevant experience includes his service as Chief Financial Officer of Cash Systems, Inc., a publicly traded corporation whose securities are listed on the AMEX (symbol “CKN”), and his further service as Chief Operating Officer and a director of that corporation. In addition, Mr. Larson holds an undergraduate degree in accounting and finance, and is a certified public accountant. Mr. Larson is an “independent director,” as such term is defined in Section 121(A) of the AMEX listing standards.

EXECUTIVE COMPENSATION
Summary Compensation Table
     The table below sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by (i) each individual serving as the Company’s Chief Executive Officer during the last fiscal year, and (ii) each individual that served as an executive officer of the Company at the end of the last fiscal year and who received in excess of $100,000 in the form of salary and bonus during such fiscal year.

					Long-Term
					Compensation
	Annual Compensation				Awards
					Securities
				Other Annual	Underlying
		Salary	Bonus	Compensation	Options
Name and Principal Position	Year	($)	($)	($)	(#)
Scott Kuhlman,	2005	$136,538	—	—	—
President and CEO (1)	2004	82,446	—	—	—
	2003	—	—	—	—

Luis A. Padilla	2005	$—	—	—	27,500
CEO (2)	2004	—	—	—	—
	2003	—	—	—	—

Jon Gangelhoff	2005	$106,692	—	—	210,000
	2004	—	—	—	—
	2003	—	—	—	—

Greg Griffith	2005	$105,837	—	—	210,000
	2004	—	—	—	—
	2003	—	—	—	—

(1)	Mr. Kuhlman has served as our President and Chief Executive Officer since June 10, 2005 (the closing date of the Company’s reverse merger transaction with SK2, Inc., our operating subsidiary) until December 22, 2005, at which time he resigned from his position as Chief Executive Officer in connection with the Company’s retention of Luis Padilla. Mr. Kuhlman has served as the President and Chief Executive Officer of SK2 since its inception. Mr. Kuhlman continues to serve as an executive officer with the title of President and Chief Creative Officer. Since the end of fiscal year 2005, the Company granted Mr. Kuhlman a ten-year option to purchase up to 50,000 shares of common stock at a per-share price of $2.49. The option is subject to the Company’s 2005 Stock Option Plan and vests in three equal installments on March 15, 2007, 2008 and 2009. The Company has also conditionally granted Mr. Kuhlman a similar option to purchase up to 50,000 additional common shares, subject to stockholder approval of an increase in the number of shares reserved for issuance under the 2005 Stock Option Plan.

(2)	Mr. Padilla was appointed Chief Executive Officer on December 22, 2005. Mr. Padilla receives no salary from the Company for his services as Chief Executive Officer.

(3)	On December 10, 2005, the Company granted Mr. Padilla a ten-year option to purchase up to 27,500 shares of Series A Preferred Stock in connection with his appointment to the board of directors. Currently, each share of Series A Preferred Stock is convertible into one share of common stock. Since the end of fiscal year 2005, the Company granted Mr. Padilla 500,000 shares of restricted common stock under the Company’s 2005 Stock Option Plan. Restrictions lapsed as to 100,000 shares on March 31, 2006. Restrictions on the remaining 400,000 shares will lapse in 200,000-share increments on December 31, 2006 and December 30, 2007. Since the end of fiscal year 2005, the Company has also granted Mr. Padilla a ten-year option to purchase up to 100,000 shares of common stock at the per-share price of $2.49. The option is subject to the Company’s 2005 Stock Option Plan and vests in three equal installments on March 15, 2007, 2008 and 2009. Finally, the Company has also conditionally granted Mr. Padilla a similar option to purchase up to 100,000 additional common shares, subject to stockholder approval of an increase in the number of shares reserved for issuance under the 2005 Stock Option Plan.

(4)	In June 2005, the Company granted Mr. Gangelhoff a ten-year option to purchase up to 210,000 shares of Series A Preferred Stock at a per-share price of $1.85. Under the original terms of the option grant, the option was to vest in equal 70,000-share increments on the date of grant, June 10, 2006 and June 10, 2007. In December 2005, the Company accelerated the vesting of the option such that the entire option is now exercisable. Currently, each share of Series A Preferred Stock is convertible into one share of common stock. Since the end of fiscal year 2005, the Company has also granted Mr. Gangelhoff a ten-year option to purchase up to 150,000 shares of common stock at the per-share price of $2.49. The option is subject to the Company’s 2005 Stock Option Plan and vests in three equal installments on March 15, 2007, 2008 and 2009.

(5)	In June 2005, the Company granted Mr. Griffith a ten-year option to purchase up to 210,000 shares of Series A Preferred Stock at a per-share price of $1.85. Under the original terms of the option grant, the option was to vest in equal 70,000-share increments on the date of grant, June 10, 2006 and June 10, 2007. In December 2005, the Company accelerated the vesting of the option such that the entire option is now exercisable. Currently, each share of Series A Preferred Stock is convertible into one share of common stock. Since the end of fiscal year 2005, the Company has also granted Mr. Griffith a ten-year option to purchase up to 50,000 shares of common stock at the per-share price of $2.49. The option is subject to the Company’s 2005 Stock Option Plan and vests in three equal installments on March 15, 2007, 2008 and 2009.
Option Grants/Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values.
     The table below sets forth information respecting stock option grants made during the last fiscal year to the individuals named in the Summary Compensation Table.

		Percent of Total
		Options
	Number of Securities	Granted to
	Underlying Options	Employees in	Exercise or Base Price
Name	Granted (#)	Fiscal Year 2005 (%)	($/Share)	Expiration Date
Scott J. Kuhlman	—	—	—	—
Luis A. Padilla (1), (2)	27,500	6.2%	$ 2.28	12/10/2015
Jon Gangelhoff (3)	210,000	46.9%	$ 1.85	6/9/2015
Greg Griffith (4_	210,000	46.9%	$ 1.85	6/9/2015

     (1) On December 10, 2005, the Company granted Mr. Padilla a ten-year option to purchase up to 27,500 shares of Series A Preferred Stock. Currently, each share of Series A Preferred Stock is convertible into one share of common stock.
     (2) In connection with the Company’s appointment of Mr. Padilla to serve as Chief Executive Officer, the Company granted Mr. Padilla 500,000 shares of restricted common stock under the Company’s 2005 Stock Option Plan, effective as of March 2006. As of the date of this prospectus, restrictions as to 100,000 shares have lapsed. Restrictions on the remaining 400,000 shares will lapse in 200,000-share increments on December 31, 2006 and December 30, 2007.
     (3) In June 2005, the Company granted Mr. Gangelhoff a ten-year option to purchase up to 210,000 shares of Series A Preferred Stock. Under the original terms of the option grant, the option was to vest in equal 70,000-share increments on the date of grant, June 10, 2006 and June 10, 2007. In December 2005, the Company accelerated the vesting of the option such that the entire option is now exercisable. Currently, each share of Series A Preferred Stock is convertible into one share of common stock.
     (4) In June 2005, the Company granted Mr. Griffith a ten-year option to purchase up to 210,000 shares of Series A Preferred Stock. Under the original terms of the option grant, the option was to vest in equal 70,000-share increments on the date of grant, June 10, 2006 and June 10, 2007. In December 2005, the Company accelerated the vesting of the option such that the entire option is now exercisable. Currently, each share of Series A Preferred Stock is convertible into one share of common stock.
Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values
     The table below summarizes certain information with respect to options held by the individuals named in the Summary Compensation Table, and the value of unexercised options held by such persons as of December 31, 2005 (the end of fiscal year 2005).

Value of Unexercised In-the-
Money Options at Fiscal
	Number of Shares		Number of Unexercised	Year End ($) (1)
	Acquired on	Value Realized	Options at Fiscal Year End	(exercisable /
Name	Exercise	($)	(exercisable / unexercisable)	unexercisable)
Scott J. Kuhlman	—	—	— / —	— / —
Luis A. Padilla (1), (2)	—	—	27,500 / —	$6,050 / —
Jon Gangelhoff (3)	—	—	210,000 / —	$136,500 / —
Greg Griffith (4_	—	—	210,000 / —	$136,500 / —

(1)	This figure is based upon the difference between the fair market value exercisable options as of December 31, 2005, determined by reference to the closing price of the Company’s common stock (into which the Series A Preferred Stock issuable upon exercise of the subject options is convertible) on December 30, 2005 (the last trading day of fiscal year 2005), and the aggregate exercise price of the subject option.

Director Compensation
     Directors do not presently receive any compensation for attending board of directors or committee meetings, although we do reimburse directors for expenses incurred in attending such meetings. We have no official plan or policy for compensating directors with stock options or stock awards.
Employment Agreements
     On December 22, 2005, the Company appointed Mr. Padilla as its Chief Executive Officer. The Company does not have a written employment agreement with Mr. Padilla. Mr. Padilla currently does not receive any salary from the Company, but the Company has agreed to provide Mr. Padilla with certain benefits, including health and dental insurance. Concurrent with his appointment to the board of directors in December 2005, the Company granted Mr. Padilla a ten-year option to purchase up to 27,500 shares of Series A Preferred Stock at a per-share price of $2.28. Currently, shares of Series A Preferred Stock are convertible into shares of common stock.
     In connection with his appointment as Chief Executive Officer, the Company entered into Restricted Stock Agreement with Mr. Padilla under which it granted Mr. Padilla 500,000 shares of restricted common stock under the Company’s 2005 Stock Option Plan. As of the date of this prospectus, restrictions have lapsed as to 100,000 shares. Restrictions on the remaining 400,000 shares will lapse in 200,000-share increments on December 31, 2006 and December 30, 2007. Notwithstanding the above-described schedule for the vesting of the restricted stock, in the event that Mr. Padilla’s employment with the Company is terminated, for any reason, or if he violates the terms of any confidentiality agreement, non-solicitation covenant or covenant not to compete in favor of the Company, he will immediately forfeit all shares of common stock then remaining subject to restrictions under the agreement.
     On May 19, 2005, SK2, Inc. (our predecessor business and now our wholly owned subsidiary) entered into an Employment Agreement with Scott Kuhlman under which he agreed to serve as that company’s Chief Executive Officer. The Employment Agreement has a three-year term and provides Mr. Kuhlman with a $150,000 annual base salary. In addition, Mr. Kuhlman is entitled to an annual bonus of up to 100% of his base salary, as determined by compensation committee. Under the Employment Agreement, Mr. Kuhlman also receives a $500 monthly automobile allowance, a 20-year term life-insurance policy, and a variable life-insurance policy. In the Employment Agreement, Mr. Kuhlman agreed that upon his termination he will not compete with the Company for 24-month period thereafter. In the event Mr. Kuhlman’s employment under the Employment Agreement is terminated without cause, he shall be entitled to receive regular payments of his base salary for a 24-month period.
     The Company does not have written employment agreements with Messrs. Gangelhoff (our Chief Financial Officer) or Griffith (our Chief Operating Officer), and we do not currently anticipate that we will enter into any such agreements. Our current employment arrangements with Messrs. Gangelhoff and Griffith are to pay each a salary of $125,000 per year. In connection with our retention of such individuals, we granted each of them an option to purchase up to 210,000 common shares of SK2 that became, by virtue of our reverse merger transaction in June 2005, an option to purchase an equivalent number of shares of our Series A Preferred Stock. Each share of our Series A Preferred Stock currently converts into one share of common stock.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     As of the close of business on March 31, 2006, the Company had outstanding two classes of voting securities—common stock, of which there were 22,814,874 shares outstanding, and Series A Preferred Stock, of which there were 3,263,028 shares outstanding. Each share of common stock and Series A Preferred Stock is entitled to one vote on all matters put to a vote of our stockholders.
     The following table sets forth the number of common shares, and percentage of outstanding common shares, beneficially owned as of March 31, 2006, by:
•	each person known by the Company to be the beneficial owner of more than five percent of the Company’s outstanding common stock

•	each director

•	each executive officer named in the Summary Compensation Table, and

•	all executive officers and directors as a group.
     Unless otherwise indicated, the address of each of the following persons is 701 N. Third Street, Suite B-1, Minneapolis, Minnesota 55401, and each such person has sole voting and investment power with respect to the shares set forth opposite his or her name.

		Percentage of
		Outstanding
	Number of Shares	Shares
Name and Address of Shareholder	Beneficially Owned	(%) (1)
Scott J. Kuhlman (2)	2,747,500	12.0%
Susan Kuhlman (2)	2,747,500	12.0%
Jon Sabes (3)	2,282,000	9.9%
Luis A. Padilla (4)	1,027,500	4.4%
David Ferris (5)	27,500	*
Chris Larson (5)	27,500	*
Dan Rindos (6)	95,000	*
Jon Gangelhoff (7)	292,000	1.2%
Greg Griffith (8)	235,000	1.0%
All current executive officers and directors as a group (9)	6,734,000	28.2%

*	less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities. Shares of common stock issuable upon exercise of options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person.

(2)	Mr. and Mrs. Kuhlman are husband and wife, and under applicable rules for determining beneficial ownership, the beneficial ownership of each is attributed to the other. Shares referenced in the table include (i) an aggregate of 1,728,020 shares of common stock held in revocable trusts of which Mrs. Kuhlman is trustee, and (ii) 1,019,480 shares of common stock held in a revocable trust of which Mr. Kuhlman is trustee. Mr. Kuhlman is our Chairman of the Board, President and Chief Creative Officer. Mrs. Kuhlman is our Director of Business Development.

(3)	Includes 2,254,500 shares of common stock held in the names of Mokeson, LLC and Kuhl Holdings, LLC. Also includes a directly held option to purchase up to 27,500 shares of Series A Preferred Stock, which is convertible into shares of common stock. Mr. Sabes is a Company director.

(4)	Includes 1,000,000 shares of common stock directly held, of which 400,000 are subject to certain contractual restrictions. Also includes an option to purchase up to 27,500 shares of common stock at $2.28 per share. Mr. Padilla is a Company director, and our Chief Executive Officer.

(5)	Includes an option to purchase up to 27,500 shares of Series A Preferred Stock, which is convertible into shares of common stock. The individual is a Company director.

(6)	Includes 65,700 shares of common stock and an option to purchase up to 27,500 shares of Series A Preferred Stock, which is convertible into shares of common stock. Mr. Rindos is a Company director.

(7)	Includes 82,000 shares of common stock and an option to purchase up to 210,000 shares of Series A Preferred Stock, which is convertible into shares of common stock. Mr. Gangelhoff is the Company’s Chief Financial Officer.

(8)	Includes 25,000 shares of common stock and an option to purchase up to 210,000 shares of Series A Preferred Stock, which is convertible into shares of common stock. Mr. Griffith is the Company’s Chief Operating Officer.

(9)	Includes Messrs. Kuhlman, Padilla, Sabes, Ferris, Larson, Rindos (all Company directors), and Messrs. Jon Gangelhoff (our Chief Financial Officer) and Gregory Griffith (our Chief Operating Officer).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Opportunity Finance, LLC
     On March 22, 2004, the predecessor of SK2, Inc. (Kuhlman’s operating subsidiary) entered into a Credit Agreement with Opportunity Finance, LLC for a revolving line of credit of up to $750,000 for a period ending on March 31, 2007. Jon Sabes, a director of the Company, is an affiliate of Opportunity Finance. The credit line is available for inventory purchases and working capital and is secured by all assets of SK2, Inc. As of June 30, 2004, Opportunity Finance had advanced $750,000 to us pursuant to a promissory note which was due and payable in full on December 31, 2005, with installments of principal, plus interest at the rate of 1% for each 30-day period from the date of each advance, payable on the last business day of each calendar quarter. As of December 31, 2005, the Company and Opportunity Finance agreed to extend the term of the promissory note to June 30, 2006. On March 15, 2006, the Company paid off the entire principal balance together with accrued and unpaid interest.
     The Credit Agreement provided that, until March 22, 2006, Opportunity Finance had a right of first refusal on financing for the Company, including any equipment leasing or debt financing of any kind and any equity investment. In connection with the Credit Agreement, Opportunity Finance was issued a five-year warrant to purchase up to 3,100,000 shares of common stock at the per-share price of $0.0805. These warrants were exercised on a cashless basis in March and April of 2005 for an aggregate of 2,880,000 shares of common stock.
MARKET FOR COMMON EQUITY
AND RELATED SHAREHOLDER MATTERS
General
     Prior to the consummation of the Merger, our common stock traded on the over-the-counter bulletin board under the symbol “GVUS.OB.” After the Merger and as a result of the Company’s name change to Kuhlman Company, Inc., our common stock was traded under the symbol “KHLM.OB.” Effective March 27, 2006, the Company’s common stock began trading on the American Stock Exchange under the symbol “KUL.” The following table sets forth the high and low bid prices for our common stock as reported by the over-the-counter bulletin board since our common stock began trading over the counter in 2004. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. Throughout the periods indicated below, trading in our common stock was sporadic, exemplified by low trading volume and many days during which no trades occurred:

	Price Range
Fiscal Year 2005 (Quarter Ended)	High	Low
December 31, 2005	$3.30	$2.08
September 30, 2005	$6.00	$2.70
June 30, 2005	$6.50	$0.15
March 31, 2005	$0.20	$0.14

Fiscal Year 2004 (Quarter Ended)	High	Low
December 31, 2004	$0.20	$0.05
September 30, 2004	$0.25	$0.05
June 30, 2004	Not	Listed
March 31, 2004	Not	Listed
     The approximate number of shareholders of record of our common stock as of December 31, 2005 was approximately 220. We have never declared or paid a cash dividend on our common stock and do not anticipate paying any cash dividends in the foreseeable future. The approximate number of shareholders of record of our Series A Preferred Stock as of December 31, 2005 was 119.

Securities Authorized for Issuance Under Equity Compensation Plans As of Last Fiscal Year
     The following table provides information concerning the Company’s equity compensation plans as of December 31, 2005.

			Number of securities remaining
			available for future issuance
	Number of securities to be issued	Weighted-average exercise price	under equity compensation
	upon exercise of outstanding	of outstanding options, warrants	plans (excluding securities
Plan Category	options, warrants and rights	and rights	reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	447,500	$ 1.88	1,052,500
Equity compensation plans not approved by security holders	110,000	$ 1.85	—
Total	557,500	$ 1.87	1,052,500
Stock Option Plan
     The board of directors and shareholders of SK2, Inc. adopted the SK2, Inc. Stock Option Plan for directors, employees and consultants in May 2005 (the “Stock Option Plan”). The Stock Option Plan was assumed by the Company upon the Merger. Currently, an aggregate of 1,500,000 shares of our common stock are reserved for issuance under the Stock Option Plan. The plan is administered by the compensation committee of the board of directors, which has the discretion to determine the number and purchase price of shares subject to stock options, the term of each option, and the time or times during its term when each option becomes exercisable. As of the date of this prospectus, options to acquire an aggregate of 530,000 shares of Series A Preferred Stock at $1.85 per share have been issued.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of the common stock by the selling shareholders pursuant to this prospectus.

SELLING SHAREHOLDERS
     The following table lists the total number of shares of our common stock beneficially owned by the selling shareholders as of March 31, 2006 (based on information available to the Company), and after this offering. Except as indicated in the table and accompanying footnotes, the selling shareholders are offering all of the shares of common stock owned by them or issuable to them upon the conversion of Series A Preferred Stock, and the exercise of the warrants or options described herein and covered by the registration statement of which this prospectus is a part. A total of 15,411,861 shares are included in this table. Since the effectiveness of the registration statement of which this prospectus is a part, and prior to this post-effective amendment thereof, a total of approximately 3,079,796 shares have been sold pursuant to the registration statement.

		Number of Shares
		Offered by Selling
		Shareholder Upon	Number of Shares
	Total Number	Outstanding or	Offered by Selling
	of Shares	Issuable	Shareholder Upon	Percentage
	Beneficially	Conversion of	Exercise of	Beneficial
	Owned Before	Series A	Certain Warrants	Ownership
Selling Shareholder	Offering(1)	Preferred Stock	or Options	After Offering
Abdelwahed, Sarah J.(2)	4,000	4,000		*
Abelson, Barry(2)	10,000	10,000		*
Abrams, Michael(3)	35,000	35,000		*
Ackerman, Robert M.(2)	17,500	17,500		*
Amacher, Jeremy(3)	1,000	1,000		*
Anderson, Chad A.(2)	55,000	55,000		*
Anderson, Dallas C.(3)	60,000	60,000		*
Anderson, Robert M.(2)	50,000	50,000		*
ASFG, Inc.(3)	100,000	100,000		*
Auger, Sharon & Richard(2)	10,000	10,000		*
Southwest Securities as IRA Cust. FBO Richard Auger(2)	5,000	5,000		*
Marcia E. Bailey Trust(2)	11,000	11,000		*
Stanford Baratz Revocable Trust(4)	30,000	30,000		*
Bear Sterns Custodian FBO Larry Barenbaum IRA(3)	5,000	5,000		*
Warren L. Beck Revocable Trust U/A/D 12/31/86(2)	27,500	27,500		*
Belisle, Wayne(3)	60,000	60,000		*
Beversdorf, Tim A. & Diane M.(3)	12,500	12,500		*
Blomstrand, Pamela L. and Bruce T., JTWROS(2)	27,500	27,500		*
Piper Jaffray as Custodian FBO Thomas J. Brandt(2)	15,000	15,000		*
Braufman, Jon R.(3)	25,000	25,000		*
CT Ventures, LLC(3)	3,111	3,111		*
Miles Braufman(3)	22,000	22,000		*
Kevin Brazner & Carla Rose, tenants in common(2)	50,000	50,000		*
Briones-Hassell, Lisa and Hassell, Rehn, JTWROS(2)	2,000	2,000		*
Bruber, Clifford & Elizabeth(3)	50,000	50,000		*
Brunner, Lauri Ann(3)	25,000	25,000		*
Burns, Thomas(2)	25,000	25,000		*
Burns, Thomas J.(3)	25,000	25,000		*
C&L, Inc.(3)	200,000	200,000		*
Caberallo, LLC(2)	5,000	5,000		*
Campbell, Philip D. & Stephanie A. Steel(5)	68,500	68,500		*
Carlson, Paul C.(2)	5,000	5,000		*
Dalen J. Caspers Living Trust, Dalen Caspers TTEE(2)	10,000	10,000		*
SL Investment, LLC(3)	453,550	453,550		*
RBC Dain Rauscher FBO: Lee S. Chapman IRA(2)	15,000	15,000		*
Chenoweth, Dean B.(2)	11,000	11,000		*
Ciccarelli, Dino(2)	90,000	90,000		*
Clemens, Chris(2)	5,000	5,000		*
Conlin, Patrick(2)	30,000	30,000		*
Cook, Harriet(2)	5,000	5,000		*
Craven, Richard F.(2)	50,000	50,000		*
Creative Apparel Concepts, Inc.(2)	10,000	10,000		*
Cullen, Terry(2)	13,000	13,000		*

		Number of Shares
		Offered by Selling
		Shareholder Upon	Number of Shares
	Total Number	Outstanding or	Offered by Selling
	of Shares	Issuable	Shareholder Upon	Percentage
	Beneficially	Conversion of	Exercise of	Beneficial
	Owned Before	Series A	Certain Warrants	Ownership
Selling Shareholder	Offering(1)	Preferred Stock	or Options	After Offering
Cushman, Todd(3)	50,000	50,000		*
Dawson, Robert D.(2)	10,000	10,000		*
D-Bold Investments, LLC(2)	65,000	65,000		*
Disch, Debbie(3)	13,000	13,000		*
Dockendorf, Dale T.(2)	10,000	10,000		*
Ericksen, Kirk(2)	80,000	80,000		*
Kirk Ericksen Southwest Securities Inc. as SEP IRA Custodian(2)	250,000	250,000		*
Ferguson, Beth D. & Richard J., JTWROS(2)	27,500	27,500		*
Ferrell, Bryce(2)	10,000	10,000		*
Flod, David L.(3)	330,000	330,000		*
Fougner, Mark G.(2)	5,000	5,000		*
Gainsley, Peter(2)	8,000	8,000		*
Gangelhoff, Jon(3)	292,000	292,000		*
Gardner, Jeannie(2)	20,000	20,000		*
Gehlen Bruber, Elizabeth Ann(2)	2,800	2,800		*
Gehlen, Joseph P.(2)	40,000	40,000		*
Isles Capital, LLC(3) (29)	575,662	575,662		*
Ginther, James O., Jr.(2)	5,000	5,000		*
Gobely, Maria(3)	24,000	24,000		*
Goddard, Cory(3)	25,000	25,000		*
Goldfarb, Morris & Arlene, JTWROS(2)	48,300	48,300		*
Goldman, Daniel P.(2)	50,000	50,000		*
Bear Stearns Cust FBO Robert J. Goodmanson, IRA(2)	13,500	13,500		*
Gorczycki, James(3)	10,000	10,000		*
Gray, Ben(2)	5,000	5,000		*
Greenagel, John(2)	5,000	5,000		*
Greenberg, Jordan(2)	15,000	15,000		*
Southwest Securities as IRA Cust. FBO Jordan Greenberg(2)	15,000	15,000		*
Griffith, Greg(3)	235,000	235,000		*
Gudmonson, Gerald(2)	51,000	51,000		*
Gulf Coast Balanced Fund, LP(7)	375,000	375,000		*
Halloran, Gordon E. and Jeanne S., JTWROS(2)	21,000	21,000		*
Hammerberg, Jason(3)	1,000	1,000		*
Hanratty, Timothy J.(2)	20,000	20,000		*
Hassell, Rehn and Briones-Hassell, Lisa, JTWROS(2)	3,000	3,000		*
Hecker, Dennis E.(2)	28,054	28,054		*
Helgren, Jay(3)	25,000	25,000		*
Hoffman, Michael J.(9)	77,027	77,027		*
Hokanson, James(2)	15,000	15,000		*
Hoyt, Brad(2)	150,000	150,000		*
Johnson, Beverly J.(2)	3,500	3,500		*
Johnson, Christopher R	5,000	5,000		*
Johnson, Roger D.(2)	13,500	13,500		*
Piper Jaffray as Custodian FBO Tracy Johnson(2)	11,000	11,000		*
TKJ Properties, LLC(2)	50,000	50,000		*
Just, Andrea(3)	1,000	1,000		*
Kappes, Jon(2)	20,000	20,000		*
Khan, Arif(2)	5,000	5,000		*
Kienlen, Harold A.(2)	5,000	5,000		*
King Capital Corp.(2)	100,000	100,000		*
Kinney, Patrick J.(3)	50,000	50,000		*
Southwest Securities Inc as IRA Custodian FBO: Mary P. Kinney(2)	30,000	30,000		*
Klinefelter, Jeff(2)	30,000	30,000		*
Klinefelter, Jeff (IRA)(2)	30,000	30,000		*
Klinefelter, Paul D.(3)	50,000	50,000		*
Piper Jaffray as Custodian FBO Paul D. Klinefelter IRA(2)	25,000	25,000		*
Knight, Cathy C.(2)	25,000	25,000		*
Kohler, Gary S.(2)	25,000	25,000		*

		Number of Shares
		Offered by Selling
		Shareholder Upon	Number of Shares
	Total Number	Outstanding or	Offered by Selling
	of Shares	Issuable	Shareholder Upon	Percentage
	Beneficially	Conversion of	Exercise of	Beneficial
	Owned Before	Series A	Certain Warrants	Ownership
Selling Shareholder	Offering(1)	Preferred Stock	or Options	After Offering
Konietzko, Neil(3)	225,000	225,000		*
Kramer, Ervin M.(3)	100,000	100,000		*
Kutoff, David(2)	5,000	5,000		*
Kvasnick, Mitch H. and Wenke H.(2)	5,000	5,000		*
Lackner, Martin(3)	8,000	8,000		*
Langdon, Barbara(3)	1,000	1,000		*
Lange, Kurt(3)	25,000	25,000		*
Larson, Allen K., Jr.(2)	14,000	14,000		*
Larson, Allen K., MD(2)	20,000	20,000		*
LeSavage, Graf(11)	22,500	22,500		*
Lettenberger, David J.(2)	54,054	54,054		*
Lieberman, David & Sara, trustees for David & Sara Lieberman Revocable Trust(2)	25,000	25,000		*
Linnihan, Neal, SEP IRA(3)	300,000	300,000		*
LMA, Inc.(3)	100,000	100,000		*
Lohmiller, John M.(2)	5,000	5,000		*
Lome, Leonard(2)	5,000	5,000		*
Manion, Brian(2)	5,000	5,000		*
Marz, Matthew(3)	1,000	1,000		*
McGuire, Robert J.(2)	30,000	30,000		*
McKoskey, William & Mary(3)	25,000	25,000		*
MCS Development LLC(3)	25,000	25,000		*
Meiusi, Daniel W. and Rhondi S.(2)	15,000	15,000		*
Meshbesher, Corinne(2)	6,000	6,000		*
Metro Entertainment Systems, Inc.(2)	20,000	20,000		*
Mokeson, LLC(3)	1,292,000	1,292,000		*
Montagna, Mark(2)	27,027	27,027		*
Morehouse, Thomas(2)	10,000	10,000		*
Morin, Daniel L. & Keely D.(12)	50,000	50,000		*
Mosher, Kent(3)	50,000	50,000		*
Mosher, Kory & Teresa(2)	5,000	5,000		*
Murray, David(3)	100,000	100,000		*
Ronald S. Musich Irrevocable Trust(2)	15,800	15,800		*
Noack, Jill M. and Jeffrey(2)	5,000	5,000		*
Noel, F. William & Patricia A., JTWRS(2)	40,000	40,000		*
Novogratz, Joseph(2)	50,000	50,000		*
Nuako, Kofi(2)	30,000	30,000		*
O’Kane, Thomas G.(2)	30,000	30,000		*
O’Kane, Thomas G. (IRA)(2)	30,000	30,000		*
Pagel, Jack W.(2)	170,000	170,000		*
Pagel, Justin W.(2)	15,000	15,000		*
Perrott, Richard A.(3)	25,000	25,000		*
Piper Jaffray as Custodian FBO Gary M. Petrucci IRA(2)	5,000	5,000		*
Petters, Thomas J.(3)	227,272	227,272		*
PK Enterprises(3)	70,000	70,000		*
Polinsky, Jill(3)	12,500	12,500		*
Preece, Patrick(3)	208,320	208,320		*
Puegner, Jocelyn(3)	1,000	1,000		*
Raines, Sandi(3)	100,000	100,000		*
Rammond, Tom(3)	50,000	50,000		*
Rapaport, Larry(3)	35,000	35,000		*
Pershing, LLC as custodian FBO Richard J. Reynolds, IRA(2)	5,405	5,405		*
Robertson, David & Mary(13)	50,000	50,000		*
Sabes, Ross(3)	416,640	416,640		*
Sabes, Steven(3)	963,040	963,040		*
Kuhl Holdings, LLC(3)	1,102,500	1,102,500		*
Schaffer, Jacob Paul(2)	10,000	10,000		*
Schaffer, Paul W.(2)	50,000	50,000		*
Schallenkamp, Robert J. and Betty W., JTWROS(2)	20,000	20,000		*

		Number of Shares
		Offered by Selling
		Shareholder Upon	Number of Shares
	Total Number	Outstanding or	Offered by Selling
	of Shares	Issuable	Shareholder Upon	Percentage
	Beneficially	Conversion of	Exercise of	Beneficial
	Owned Before	Series A	Certain Warrants	Ownership
Selling Shareholder	Offering(1)	Preferred Stock	or Options	After Offering
Pershing, LLC as custodian FBO Steven E. Schnebly, IRA(2)	15,000	15,000		*
Schneider, Louis I.(2)	4,000	4,000		*
Betty Lou Schneider Trust(2)	4,000	4,000		*
Schnipper, Jeffrey(14)	30,000	30,000		*
Schachtman, Todd(2)	5,000	5,000		*
Schraber, Brett(2)	5,500	5,500		*
Schreifels, Donald B.(3)	166,300	166,300		*
Sela, Amit & Paz(2)	81,100	81,100		*
Sell, Travis(3)	25,000	25,000		*
Shaffer, Byron(15)	475,000	475,000		*
MCS Development LLC(2)	25,000	25,000		*
Skeie, Robert(2)	5,000	5,000		*
Smith, Mark A.(2)	34,000	34,000		*
Spitz, Robert(2)	5,000	5,000		*
Springer, Jeffrey(3)	5,000	5,000		*
Staton, Roger L. and Mary, JTWROS(2)	8,500	8,500		*
Pershing, LLC as custodian FBO Roger L. Staton, SEP IRA(2)	10,000	10,000		*
Stauber, Robb(2)	5,000	5,000		*
Stauber, Tom(3)	12,500	12,500		*
Stechschutle, Richard(3)	5,000	5,000		*
Steuer , Joseph T. & Jamie G.(2)	15,000	15,000		*
Stoffel, August M.(2)	25,000	25,000		*
Strong, William D.(2)	13,500	13,500		*
Svajgr, Jeffrey(16)	175,000	175,000		*
Swenson, Michael P.(2)	16,000	16,000		*
Ten Times Investments, LLC(2)	78,375	78,375		*
Tolzmann, Rick D.(2)	4,000	4,000		*
Trebesch, John L.(3)	10,000	10,000		*
Trestman, Harold & Marilyn (17)	100,000	100,000		*
Turbenson, David (18)	100,000	100,000		*
Valentini, David & Kim(2)	15,000	15,000		*
VanDusen, George, III(2)	100,000	100,000		*
Vincelli, Patrick T.(2)	30,000	30,000		*
Walensky, Robert & Elayne(2)	7,500	7,500		*
Piper Jaffray FBO Robert M. Walker IRA(2)	25,000	25,000		*
Waller, Joel(3)	15,000	15,000		*
Weiskopf, Silver & Co.(2)	15,000	15,000		*
Wenzl, Ken & Kathy(3)	20,000	20,000		*
WF Opportunity Fund LLC(3)	20,000	20,000		*
Whorrall, Scott(2)	5,000	5,000		*
Wicker, Edward P.(2)	10,000	10,000		*
Widuch, Bob(3)	50,000	50,000		*
Widuch, Robert M.(2)	50,000	50,000		*
Wilker, Ed(3)	12,500	12,500		*
William R. & Mary McKoskey(2)	17,000	17,000		*
Winer, Norman H.(3)	20,200	20,200		*
Yellin, Paul & Susan(2)	15,000	15,000		*
Zakheim, Robert & Rhonda(2)	15,000	15,000		*
Southwest Securities as IRA Cust. FBO Robert Zakheim(2)	5,000	5,000		*
Zavadil, Larry A.(2)	27,027	27,027		*
Zbikowski, Scott T.(3)	150,000	150,000		*
Scott Zbikowski Southwest Securities Inc as IRA Custodian(2)	42,000	42,000		*
Zipkin, Laurence S.(19)	167,554	101,791	65,763	*
Zober Revocable Living Trust — Steve and Gail Zober Trustees(2)	15,000	15,000		*
Adams, Edward S.(20)	132,955	127,755	5,200	*
Kozberg, Marc H.(21)	34,983	25,379	9,604	*
Apex Capital, LLC(22)	3,602	3,602		*

		Number of Shares
		Offered by Selling
		Shareholder Upon	Number of Shares
	Total Number	Outstanding or	Offered by Selling
	of Shares	Issuable	Shareholder Upon	Percentage
	Beneficially	Conversion of	Exercise of	Beneficial
	Owned Before	Series A	Certain Warrants	Ownership
Selling Shareholder	Offering(1)	Preferred Stock	or Options	After Offering
Trygstad, Brian R.(23)	18,900	6,875	12,025	*
Zipkin, David P.(24)	20,625	10,000	10,625	*
Geraci, Joseph A.(25)	1,361,511	135,849		*
Miller Johnson Steichen Kinnard(26)	71,653		71,653	*
Northland Securities, Inc.(26)	55,743		55,743	*
Rogers, David L.(27)	30,000		30,000	*
Great North Capital Management(28)	877,900	121,000	756,900	*
Ryan Gilbertson(30)	14,500		14,500	*
Marcia Gilbertson(30)	9,000		9,000	*
Weldon Gilbertson(30)	9,000		9,000	*
Nancy M. Gangelhoff, trustee of the Nancy M. Gangelhoff Revocable Trust dated July 21, 2005 (31)	82,000	10,000	72,000	*
Alan P. Frailich(28)	2,500		2,500	*
Robert J. Goodmanson(28)	10,675		10,675	*
Paula T. Olson(28)	2,500		2,500	*
Russell S. King(28)	19,272		19,272	*
Kristine M. Little(28)	9,175		9,175	*
Randy G. Kominsky(28)	9,604		9,604	*
Jess M. & Tia P. Ravich TTEE, Ravich 1989 Rev Tr Dtd 1/26/90(28)	6,400		6,400	*
Charles Barry(28)	3,200		3,200	*
Robert C. Klas Sr.(28)	3,200		3,200	*
Mathew Heilicher(28)	379		379	*
Francis Vargas(28)	948		948	*
Michael D. Leonard(28)	2,350		2,350	*
Richard D. Husebo(28)	500		500	*
Lori A. Bale(28)	166		166	*
Terri D. Keohokalole(28)	166		166	*
Margaret L. Ridley(28)	166		166	*
Lisa M. Remick(28)	166		166	*
Susanne H. Miller(28)	166		166	*

*	less than one percent.

(1)	For purposes of the selling shareholder table and consistent with Commission rules, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned does not constitute an admission on the part of the shareholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)	Selling shareholder acquired shares of Series A Preferred Stock in the July 2005 Private Placement.

(3)	Selling shareholder was a former holder of SK2 common stock that acquired shares of Series A Preferred Stock in the Merger.

(4)	25,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 25,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(5)	41,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 27,500 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(6)	Intentionally omitted.

(7)	75,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 300,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(8)	Intentionally omitted.

(9)	27,027 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 50,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(10)	Intentionally omitted.

(11)	10,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 12,500 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(12)	25,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 25,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(13)	25,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 25,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(14)	Includes common shares issuable upon conversion of Series A Preferred Stock that were acquired in the July 2005 Private Placement, and common shares issuable upon conversion of Series A Preferred Stock acquired in the Merger.

(15)	75,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 400,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(16)	75,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 100,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(17)	50,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 50,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(18)	50,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the July 2005 Private Placement, and 50,000 common shares are issuable upon conversion of Series A Preferred Stock that was acquired in the Merger.

(19)	Includes common shares issuable upon exercise of Series A Preferred Stock issuable upon exercise of currently outstanding warrants received in the Merger, common shares issuable upon conversion of Series A Preferred Stock acquired in the Merger and 65,763 common shares issuable upon the exercise of warrants.

(20)	Includes common shares issuable upon exercise of Series A Preferred Stock issuable upon exercise of currently outstanding warrants received in the Merger, 99,650 common shares issuable upon conversion of Series A Preferred Stock received in the Merger and 5,200 common shares issuable upon the exercise of warrants.

(21)	29,000 common shares are issuable upon exercise of Series A Preferred Stock issuable upon exercise of currently outstanding warrants received in the Merger, and 9,604 common shares are issuable upon the exercise of warrants.

(22)	9,625 common shares are issuable upon exercise of Series A Preferred Stock issuable upon exercise of currently outstanding warrants received in the Merger.

(23)	6,875 common shares are issuable upon exercise of Series A Preferred Stock issuable upon exercise of currently outstanding warrants received in the Merger, and 12,025 common shares are issuable upon the exercise of warrants.

(24)	10,000 common shares are issuable upon exercise of Series A Preferred Stock issuable upon exercise of currently outstanding warrants received in the Merger, and 10,625 common shares are issuable upon the exercise of warrants.

(25)	Beneficial ownership includes 1,225,662 shares held by Isles Capital, LLC, of which Mr. Geraci is a beneficial owner. Shares offered include common shares issued upon exercise of a warrant received in the Merger, and common shares received in the Merger.

(26)	Includes shares of common stock issuable upon exercise of warrants issued to selling agents in connection with the July 2005 Private Placement.

(27)	30,000 common shares are issuable upon exercise of a warrant issued in consideration of consulting services.

(28)	Includes shares of common stock issuable upon exercise of warrants to purchase common stock, issued in connection with a consulting agreement.

(29)	Includes 375,662 shares of common stock issuable upon exercise of warrants to purchase common stock, issued in connection with a consulting agreement.

(30)	Includes shares of common stock issuable upon exercise of warrants to purchase common stock, issued in connection with a consulting agreement, and 46,000 shares of common stock issued upon conversion of Series A Preferred Stock issued in the Merger.

(31)	Includes 82,000 common shares issued or issuable upon conversion of Series A Preferred Stock issued in the Merger and transferred from Jon Ganglehoff.

PLAN OF DISTRIBUTION
     We are registering the resale of certain shares of common stock, including shares of our common stock issuable upon conversion of our Series A Preferred Stock, offered by this prospectus on behalf of the selling shareholders. As used in this prospectus, the term “selling shareholders” include donees, pledges, transferees and other successors in interest selling shares received from the selling shareholders after the date of this prospectus, whether as a gift, pledge, partnership distribution or other form of transfer. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling shareholders.
     Sales of shares of common stock offered hereby may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions):
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account

•	an exchange distribution in accordance with the rules of the applicable exchange

•	privately negotiated transactions

•	short sales

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share

•	a combination of any such methods of sale, and

•	any other method permitted pursuant to applicable law.
     The selling shareholders may effect sales of shares of common stock offered hereby at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at privately negotiated prices. Any of these transactions may or may not involve brokers or dealers. Any such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchaser(s) of shares of common stock for whom those broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling shareholders.
     The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and registered hereby and, if any such selling shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities, which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
     The selling shareholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
     The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. In addition, each broker-dealer selling under this prospectus for its own account or the account of an affiliate is an “underwriter” under Section 2(11) of the Securities Act. In this regard, Northland Securities, Inc., Oak Ridge Financial Services Group, Inc., and Miller Johnson Steichen Kinnard are “underwriters” within the meaning of Section 2(11) of the Securities Act.
     To the extent required, the shares of our common stock to be sold, the name of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.
     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus-delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     We are unable to predict with certainty the effect which sales of the shares of common stock offered by this prospectus might have upon our ability to raise additional capital. Nevertheless, it is possible that the resale of shares offered hereby could adversely affect the trading price of our common stock.
     In connection with the July 2005 Private Placement, we engaged certain registered broker-dealers, including Northland Securities, Inc., Oak Ridge Financial Services Group, Inc., and Miller Johnson Steichen Kinnard, to serve as non-exclusive selling agents for the sale of the shares of Series A Preferred Stock offered and sold therein on a reasonable-efforts basis. We agreed to compensate each of these selling agents by paying them a cash commission equal to 10% of the gross proceeds of all sales effected through such agent and issuing them a five-year warrant to purchase a number of shares of our common stock equal to 10% of the shares of Series A Preferred Stock sold through such agent. We also paid each selling agent 3% of the gross proceeds of all sales effected through such agent as compensation for their non-accountable expenses. In total, we paid approximately $740,864 to the selling agents, and issued warrants to purchase an aggregate of 302,646 shares of our common stock at a purchase price of $1.85 per share (the “Agent Warrants”). If the selling agents exercise the Agent Warrants, they may realize additional compensation under applicable NASD rules. The shares of common stock issuable upon exercise of the Agent Warrants will not, upon their issuance, be registered under the Securities Act, and may not be offered or sold in the United States absent registration or the availability of an applicable exemption therefrom. The Agent Warrants contain customary anti-dilution provisions, provisions for cashless exercise, and demand and “piggy-back” registration rights, requiring the Company, under certain circumstances, to register the resale of the shares issuable upon exercise of such warrants.

Shares Eligible For Future Sale
     Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise of outstanding options and warrants to purchase our common stock, and upon the conversion of Series A Preferred Stock, there will be 27,815,078 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our Company (as defined under the Securities Act).
     Our currently outstanding shares that were issued in reliance upon the private-placement exemptions under the Securities Act (i.e., those shares issued and issuable in connection with the Merger and the July 2005 Private Placement) are deemed “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144. Assuming that all of the other requirements of Rule 144 are then satisfied, then, with respect to all 18,491,657 shares originally covered by the registration statement of which this prospectus is a part (filed on October 11, 2005): (i) the 14,749,950 restricted shares of our common stock that were issued in connection with the Merger will first be eligible for resale without registration on June 10, 2006; (ii) 1,130,956 restricted shares of our common stock issued in connection with the first closing of our July 2005 Private Placement will first be eligible for resale without registration beginning on June 23, 2006; and (iii) 4,171,794 restricted shares of our common stock issued in connection with the second closing of our July 2005 Private Placement will first be eligible for resale without registration beginning on July 14, 2006.
     In general, under Rule 144, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three-month period may not exceed the greater of one percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our Company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, persons who are not affiliates under the rule may sell such securities without any limitation.
DESCRIPTION OF SECURITIES
General
     The Company is authorized to issue an aggregate of 72,000,000 shares of capital stock, $0.001 par value. Our board of directors has authority, without any further vote or action by the shareholders, to designate and issue shares in such classes or series (including classes or series of common stock and/or preferred stock) as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of classes or series of common stock or preferred stock that may be issued could be superior to the rights of the common stock offered hereby. Our board of directors’ ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to the common stock offered hereby. Any such issuances will dilute the percentage of ownership interest of investors purchasing shares in this offering and may dilute the book value of the Company.
Series A Preferred Stock
     Our board of directors has previously designated 22,000,000 shares of capital stock for issuance as “Series A Preferred Stock.” As of the date hereof, we had 3,263,028 shares of Series A Preferred Stock issued and outstanding. An additional 533,630 preferred shares are issuable upon exercise of outstanding options and warrants to purchase such shares. Upon a liquidation of the Company, the Series A Preferred Stock does not have a liquidation preference. Nevertheless, it does have priority distribution rights in the event that dividends are declared, as well as other rights accorded preferred stock under the Nevada General Corporation Law. The Series A Preferred Stock does not provide its holders with any preemptive rights, rights of first refusal, or director-appointment rights. The Series A Preferred Stock grants its holders the right to vote on all matters submitted to a vote of Company stockholders on an as-if-converted basis. The Series A Preferred Stock may be converted into our common stock after the effectiveness of the registration statement of which this prospectus is a part, and shall be converted automatically into our common stock on June 10, 2006.

Common Stock
     We have 50,000,000 shares of common stock authorized for issuance of which 22,814,874 shares are outstanding as of March 31, 2006. The holders of our common stock are entitled to one vote for each share held record on all matters submitted to a vote of Company stockholders. Our common stockholders do not have cumulative-voting rights, which means that the holders of more than 50% of our outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected. Upon liquidation, dissolution or winding up of the Company, holders of our common stock will be entitled to share ratably in all corporate assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.
DISCLOSURE OF SEC POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Section 78.751 of the Nevada Business Corporation Act provides that a Nevada corporation shall indemnify any director, officer, employee or agent of the corporation who has been successful on the merits or otherwise in defense of any action, suit, or proceeding whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, or of any claim, issue or matter therein against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense. Section 78.751 contains detailed terms regarding such right of indemnification and reference is hereby made thereto for a complete statement of such indemnification rights.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised by its counsel that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.
WHERE YOU CAN FIND MORE INFORMATION
     Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street N.E., Room 1528, Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.
VALIDITY OF COMMON STOCK
     Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, of Minneapolis, Minnesota.
EXPERTS
     The financial statements of Kuhlman Company, Inc. for the years ended January 1, 2005 and December 31, 2005 included in this prospectus have been included herein in reliance on the report of Schechter Dokken Kanter Andrews & Selcer, Ltd., an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Kuhlman Company, Inc.
Minneapolis, Minnesota
We have audited the accompanying consolidated balance sheets of Kuhlman Company, Inc. as of January 1, 2005 and December 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2005 and January 1, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhlman Company, Inc. as of December 31, 2005 and January 1, 2005, and the results of its operations and its cash flows for the years ended December 31, 2005 and January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Schechter Dokken Kanter Andrews & Selcer Ltd
Minneapolis, Minnesota
March 17, 2006

KUHLMAN COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and January 1, 2005

	December 31,	January 1,
	2005	2005
ASSETS:
Current assets:
Cash and cash equivalents	$339,672	$518,919
Accounts receivables, net of allowance for doubtful accounts of $2,000	75,143	50,074
Inventories	5,649,538	1,514,591
Prepaid expenses	249,903	20,808
Lease deposits, current portion	33,000	—
Due from officer	—	7,731
Other current assets	99,430	36,326

Total current assets	6,446,686	2,148,449

Property and equipment, net	2,311,361	258,521

Other assets, lease deposits, net of current portion	314,527	28,022

	$9,072,574	$2,434,992

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$4,179,794	$622,269
Accrued expenses	594,048	190,191
Deferred rent, current portion	5,096
Notes payable	475,434	621,570

Total current liabilities	5,254,372	1,434,030

Deferred rent, net of current portion	276,504	—

Total liabilities	5,530,876	1,434,030

Stockholders’ equity:
Common Stock ($.001 par value; 50,000,000 shares authorized; 15,976,960 and 10,013,228 shares, respectively, issued and outstanding at December 31, 2005 and January 1, 2005)	15,978	10,013
Preferred Stock ($.001 par value; 22,000,000 shares authorized; 6,566,784 and 0, respectively, issued and outstanding at December 31, 2005 and January 1, 2005)	6,567	0
Additional paid-in capital	14,226,120	2,889,925
Accumulated deficit	(10,706,967)	(1,898,976)

Total stockholders’ equity	3,541,698	1,000,962

Total liabilities and stockholders’ equity	$9,072,574	$2,434,992

See notes to consolidated financial statements

KUHLMAN COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For Years Ended December 31, 2005 and January 1, 2005

	December 31,	January 1,
	2005	2005
Sales	$6,384,005	$4,432,942
Cost of sales	7,110,035	3,418,767

Gross profit	(726,030)	1,014,175

Store operating expenses	3,439,692	1,187,662
General and administrative	4,527,543	1,765,423

Loss from operations	(8,693,265)	(1,938,910)

Other income (expense):
Interest expense	(152,844)	(237,578)
Other income	47,600	2,866

Loss before income taxes	(8,798,509)	(2,173,622)
Income tax provision	9,482	17,360

Net loss	$(8,807,991)	$(2,190,982)

Basic and diluted loss per share	$(0.51)	$(0.31)

Weighted average number of shares outstanding, basic and diluted	17,237,287	7,059,836

See notes to consolidated financial statements.

KUHLMAN COMPANY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For Years Ended December 31, 2005 and January 1, 2005

						Additional
	Members’	Common Stock		Preferred Stock		Paid-in	Accumulated
	Equity	Shares		Shares		Capital	Deficit	Total
Balance, January 1, 2004	($334,342)	—	$—	—	$—	$—		($334,342)

Distributions	(242,531)							(242,531)

Issuance of warrants for services	112,798							112,798

Net loss, January 1, 2004 through July 14, 2004	(292,006)							(292,006)

Issuance of capital stock:
Conversion from Limited Liability Company to a C Corporation	756,081	6,300,000	6,300			(762,381)

Private placement at $1.10, per share		3,647,228	3,647			3,579,772		3,583,419

To employees for services, at $1.10 per share		66,000	66			72,534		72,600

Net loss, July 15, 2004 through January 1, 2005							$(1,898,976)	(1,898,976)

Balance, January 1, 2005	$—	10,013,228	$10,013	—	$—	$2,889,925	($1,898,976)	$1,000,962

Issuance of warrants for services						48,400		48,400

Acceleration of options						249,200		249,200

Issuance of capital stock:

Private placement at $1.30 per share		500,000	500			649,500		650,000

Private placement at $1.80 per share		1,011,111	1,011			1,233,989		1,235,000

Cashless conversion of stock warrants		3,343,800	3,344			(3,344)		—

Private placement at $1.85 per share				2,253,956	2,254	4,151,325		4,153,579

Shares issued resulting from 1 for 5 reverse stock split of parent company		1,302,606	1,303			298,697		300,000

Conversion of common stock to preferred stock as part of merger transaction		(14,810,639)	(14,810)	14,810,639	14,810			—

Private placement at $1.85 per share				3,319,643	3,320	4,701,233		4,704,553

Conversion of preferred stock to common stock		13,817,454	13,817	(13,817,454)	(13,817)			—

Exercise of warrants		799,400	800			7,195		7,995

Net loss							(8,807,991)	(8,807,991)

Balance, December 31, 2005	$—	15,976,960	$15,978	6,566,784	$6,567	$14,226,120	$(10,706,697)	$3,541,698

See notes to consolidated financial statements.

KUHLMAN COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2005 and January 1, 2005

	December 31,	January 1,
	2005	2005
Cash flows from operating activities:
Net loss	($8,807,991)	($2,190,982)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest charges	53,430	59,367
Warrants issued for services	48,400	—
Stock issued to employees for services	—	72,600
Depreciation and amortization	288,455	62,944
Loss on disposal of property and equipment	38,530	—
Acceleration of stock option vesting	249,200
(Increase) decrease in:
Accounts receivable, net	(25,069)	(74,573)
Inventories	(4,134,947)	(1,367,757)
Prepaid expenses	(229,095)	(19,175)
Lease deposits	(319,505)	(21,442)
Due from officer	7,731	(7,731)
Other current assets	(63,104)	—
Increase (decrease) in:
Accounts payable	2,662,421	(117,731)
Accrued expenses	403,857	—
Deferred rent	281,600	173,935

Net cash used in operating activities	(9,546,087)	(3,430,545)

Cash flows used in investing activities, purchase of property and equipment	(1,484,721)	(286,885)

Cash flows from financing activities:
Proceeds from notes payable issuance	961,999	559,702
Payments on notes payable	(1,161,565)	—
Distributions to members	—	(80,000)
Exercise of warrants	7,995	—
Issuance of common stock and warrants	11,043,132	3,696,219

Net cash provided by financing activities	10,851,561	4,175,921

(Decrease) increase in cash and cash equivalents	(179,247)	458.491
Cash and cash equivalents, beginning of period	518,919	60,428

Cash and cash equivalents, end of period	$339,672	$518,919

Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$85,614	$178,391

Cash paid for taxes	$17,360

Supplemental disclosure of non-cash investing activities:
Property and equipment included in accounts payable	$895,104

Supplemental disclosure of non-cash financing activities:
Distribution of non-cash asset	$—	$162,532

Common stock issued to employees	$—	$72,600

Warrants issued for services	$48,400	$—

See notes to consolidated financial statements.

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
1.	Nature of Business

Kuhlman Company, Inc. designs a line of distinct, high quality men’s and women’s apparel and sells these products through retail outlets located in the United States and online using the name Kuhlman. Kuhlman Company, Inc. also designs, markets, and sells private label apparel to large retail outlets.

2.	Summary of Significant Accounting Policies

Accounting Principles:

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Change in Capitalization and Change in Reporting Entity:

Prior to July 2004, “SK2, Inc.” was known as Kuhlman Company, LLC, which was a 90% owned subsidiary of A3, LLC. In July 2004, Kuhlman Company, LLC converted to a “C” corporation SK2, Inc. Shortly thereafter the owners of A3, LLC, contributed their interest in A3, LLC to SK2, Inc. in exchange for shares of common stock. For 2004, the financial statements reflect the activity as though SK2, Inc. was the 100% owner of A3, LLC.

On June 10, 2005, SK2, Inc. merged with Gaming Venture Corp., U.S.A., a Nevada corporation (sometimes referred to as “GVUS”), and its wholly owned Delaware subsidiary, GV Acquisition Co. (“GV Acquisition”). Immediately prior to the merger, GVUS changed its name to “Kuhlman Company, Inc.” Pursuant to the terms of the Merger Agreement "Merger", GV Acquisition merged with and into SK2, Inc., with SK2, Inc. remaining as the surviving corporation and a wholly owned subsidiary of Kuhlman Company, Inc. In the Merger, and in exchange for all of their shares of common stock in SK2, Inc., SK2, Inc. stockholders received a number of shares of Series A Preferred Stock, such that they held a majority of the outstanding shares of capital stock of Kuhlman Company, Inc. For accounting purposes this was accounted for as a reverse acquisition of a public shell and was reflected as a recapitalization of SK2, Inc., the operating company. The Company amended its articles of incorporation to increase the total number of shares authorized for issuance to 50,000,000 shares of common stock and 22,000,000 shares of Preferred Stock, and effected a reverse stock split on a 1-for-5 basis on outstanding common shares. Each share of Series A Preferred Stock will automatically convert into one share of Company common stock upon the earlier of the effectiveness of a registration statement under the Securities Act covering the conversion of the Series A Preferred Stock into Company common stock, or the expiration of the one-year period following the Merger. The Preferred Stock has no liquidation preference or senior rights typically associated with a preferred stock, other than voting rights on an as-if-converted basis.

For 2005, the financial statements reflect the activity as though Kuhlman Company, Inc. was the 100% owner of SK2, Inc. and SK2, Inc. was the 100% owner of A3, LLC.

Principles of Consolidation:

The consolidated financial statements include the accounts of Kuhlman Company, Inc. and its wholly owned subsidiaries SK2, Inc. and A3, LLC. These financial statements are presented on a consolidated basis. Significant inter-company accounts and transactions have been eliminated.

Fiscal Year:

The Company adopted a fiscal year end of the Saturday closest to January 1st effective for the fiscal year ended January 1, 2005.

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
Fair Value Disclosure:

Balance Sheet:

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these financial instruments. The fair value of the notes payable is estimated at its carrying value based upon current rates available to the Company.

Off balance sheet:

There were no outstanding notional principal amounts of forward exchange contract commitments at December 31, 2005 or at January 1, 2005.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the inventory allowance. While management uses all available information to recognize losses on inventory as soon as the Company becomes aware of conditions that would cause such losses, future additions to the inventory allowance may be necessary based on changes in future conditions.

Cash and Cash Equivalents:

Cash and cash equivalents include credit card receivables collected within three business days.

Concentrations:

Credit:

The Company maintains its cash in bank deposit accounts at financial institutions where balances, at times, may exceed federally insured limits. The Company has not experienced any loss associated with this practice.

Suppliers:

Most major suppliers are foreign entities that are subject to risks associated with political change, war, terrorism and changes in United States foreign policy and duty taxes. The Company is also subject to risks associated with fluctuating currency rates.

Customers:

The Company’s private label business currently consists of 1 large retailer and is thus at some risk if this customer was to discontinue buying from the Company or drastically reduce their purchasing levels. Revenue generated from private label sales totaled approximately $310,000 and $1,640,000 for the years ended December 31, 2005 and January 1, 2005, respectively. Revenue generated from retail sales totaled $6,070,000 and $2,790,000 for the years ended December 31, 2005 and January 1, 2005, respectively.

Accounts Receivables:

Accounts receivables result from private label sales and are carried at the original invoice amount less amounts received from a factoring company, and an estimate for doubtful accounts. The Company has also agreed to

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
purchase back from the factoring company accounts not collectible. The Company evaluates the allowance for doubtful accounts using the current year account activity, historical trend information, and specific account identification. Accounts for which no payments have been received by their due date are considered delinquent, and customary collection efforts are initiated to bring them within terms. After extensive collection efforts have been exhausted without payment and further collections are deemed unlikely, the account is written off. Collections on accounts previously written off are included in income as received.

Receivables sold to the factoring company that had not yet been collected at the end of December 31, 2005 and January 1, 2005, were $0 and $98,904, respectively. The factoring company charged fees at 1/2 of 1% of the receivable factored plus 1/12 of 1% daily interest. As of December 31, 2005, the Company is no longer using a factoring company.

The Company grants credit to qualified customers located within the United States. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers.

Inventories:

Inventories, consisting of clothing and fabric, are stated at the lower of cost or market. Cost is determined by the First-In, First-Out (FIFO) method. The Company’s success is largely dependent upon its ability to forecast the tastes of its customers and to provide merchandise that satisfies customer demand in a timely manner. The Company’s failure to anticipate, identify, or react appropriately to changes in fashion trends could lead to excess inventories and markdowns. Sudden or continuing changes in the Company’s product markets could directly impact our gross profit performance and may cause variability in gross profit results from reporting period to reporting period.

Provisions to reduce inventories to the lower of cost or market are made based on a review of excess and obsolete inventories through an examination of historical inventory consumption, current market demands and shifting market trends. Significant assumptions with respect to market trends and customer product acceptance are utilized to formulate our provision methods. Sudden or continuing downward changes in the Company’s product markets may cause us to record additional inventory revaluation charges in future periods. As of December 31, 2005, the Company recorded a reserve of $600,784 in anticipation of merchandise sales below cost to reduce inventory on hand as of December 31, 2005. No write-off provision was made to the Company’s inventories for the fiscal year ended January 1, 2005.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the related assets. For income tax purposes the Company uses accelerated methods where allowed. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Estimated lives of assets are as follows:

Furniture and equipment	3-7 years
Leasehold improvements	1-10 years
Deferred Rent:

The Company leases its store locations under operating lease agreements with terms of approximately 1 to 15 years. Most of these agreements require minimum annual rent payments plus contingent rent payments based on a percentage of store sales which exceed the minimum base rent. Contingent rent payments, to the extent they exceed minimum payments, are accrued over the periods in which the liability is incurred. Rent expense associated with these contingent payments is recorded prior to the achievement of specified sales levels if exceeding such amount is considered probable and is estimable. The lease agreements typically also require scheduled increases to minimum annual rent payments. For leases that contain rent escalations, the Company records the total rent payable over the initial lease term (including the construction period) on a straight-line

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
basis over the life of the initial lease term. Any difference between minimum rent and straight-line rent is recorded as deferred rent. Deferred rent also includes tenant improvement allowances which are amortized as a reduction of rent expense on a straight-line basis over the term of the lease.

Revenue recognition:

Retail revenue is recognized at the time of register receipt. The amount of revenue recognized at the time of sales is reduced by estimated returns in accordance with Statement of Financial Accounting Standards (SFAS) No. 48, “Revenue Recognition When Right of Return Exists,” based on expected return levels. E-commerce sales are recognized at the time the goods are shipped to the customer. Gift card sales are recognized as revenue at the time they are redeemed for merchandise, not when the gift card is sold. For private label sales, revenue is recognized upon transfer of title at time of shipment as long as there is evidence of an arrangement, the price is fixed or determinable, and collectibility is probable.

Cost of sales:

Cost of sales includes the cost of merchandise, cost of freight from vendors, costs incurred for shipping and handling, payroll for design, buying and merchandising personnel, and store occupancy costs. Consistent with retail industry practice, store occupancy costs include rent, contingent rents, common area maintenance, and real estate taxes.

Store operating expenses:

Store operating expenses include payroll, payroll taxes, health benefits, insurance, credit card processing fees, depreciation and amortization, licenses and taxes.

General and administrative expenses:

General and administrative expenses primarily include payroll, promotion, utilities, travel, professional fees and other expenses not specifically categorized elsewhere in the consolidated statements of operations.

Advertising:

The Company expenses the costs of advertising as incurred. Advertising expense was approximately $390,000 and $56,000 for the years ended December 31, 2005 and January 1, 2005, respectively and is included in general and administrative expenses.

Income taxes:

Prior to July 14, 2004, SK2, Inc. and Subsidiary were organized as limited liability companies (LLC). The income taxes, if any, were the responsibility of the individual members of each LLC. Therefore, no income taxes have been provided through July 14, 2004. Subsequent to July 14, 2004, the Company provides for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes.” The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. Deferred tax assets and liabilities related to temporary differences at the time of the conversion from the LLC to the corporation were immaterial.

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
Reclassifications:

Certain amounts have been reclassified from accrued expenses to accounts payable in the 2004 financial statements for comparative purposes. There was no effect on the accumulated deficit or the net loss previously reported.

Segment Reporting:

A business segment is a distinguishable component of an enterprise that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. The Company’s segments have similar economic characteristics and are similar in the nature of the products sold, type of customers and methods used to distribute the Company’s products. Management believes that the Company meets the criteria for aggregating its operating segments into a single reporting segment.

3.	Inventories

The Company’s ending inventory was made up of the following components:

	December 31, 2005	January 1, 2005
Finished goods	$5,945,368	$1,275,502
Raw materials	304,954	239,089
Inventory allowance	(600,784)	0

Total inventories	$5,649,538	$1,514,591

4.	Property and Equipment

Property and equipment consisted of the following at December 31, 2005 and January 1, 2005:

	December 31, 2005	January 1, 2005
Furniture and equipment	$1,106,598	$228,588
Leasehold improvements	1,520,470	94,543

	2,627,068	323,131
Less: Accumulated depreciation and amortization	(315,707)	(64,610)

Total property and equipment, net	$2,311,361	$258,521

Depreciation expense and amortization of computer software for the years ended December 31, 2005 and January 1, 2005 was $288,455 and $62,944, respectively.

Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, the Company reviews its long-lived assets and intangibles related to those assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets outstanding with estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles. To date, management has determined that no impairment of long-lived assets exists.

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
5.	Notes Payable

Related Parties

The Company is a party to a credit agreement with Opportunity Finance LLC, an entity controlled by Jon Sabes, one of the Company’s directors. Effective March 22, 2004, Kuhlman Company LLC entered into a Credit Agreement with Opportunity Finance, LLC (“Opportunity”) for a revolving line of credit up to $750,000 available through March 31, 2006. The line is available for inventory purchases and working capital and is secured by all assets of the Company. In 2004, Opportunity had advanced $750,000 to Kuhlman Company LLC pursuant to a promissory note which is due and payable in full on December 31, 2005, with installments of principal, plus interest at the rate of 1% for each 30-day period from the date of each advance, payable on the last business day of each calendar quarter. The Company had originally issued a warrant exercisable through March 22, 2009 to Opportunity to purchase 30% of Kuhlman Company, LLC for the total warrant exercise price of $250,000. However, that agreement was amended at the date Kuhlman Company, LLC converted from an LLC to a corporation. At that time, Opportunity’s warrant was amended to provide for the purchase of 3,100,000 shares of common stock for the same total warrant exercise price of $250,000, or $0.0806 per share.

The Company accounted for the borrowing and issuance of warrants in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” The proceeds of $750,000 were allocated based upon the relative fair market values of the debt ($637,202) and warrants ($112,798). The portion of the proceeds allocated to warrants of $112,798 was accounted for as additional paid-in-capital. Assumptions used to calculate the fair value of warrants issued using the Black Scholes model are as follows:

Estimated risk free interest rate	2.69%
Expected life	5 years
Estimated volatility	60.00%
Estimated dividends	0.00%
The Credit Agreement provided that until March 22, 2006, Opportunity had a right of first refusal on financing for the Company, including any equipment leasing or debt financing of any kind and any equity investment. The Credit Agreement provided that a change of control, as defined, is an event of default under the Credit Agreement which could result in acceleration of maturity of all outstanding debt. As of December 31, 2005, the Company owed $450,000 in principal and $13,800 in interest to Opportunity Finance. Opportunity Finance had agreed to extend the expiration date of the note to June 30, 2006.

The Company also entered into a Bridge Loan Agreement with Opportunity Finance, LLC on June 6, 2005. The principal amount of $200,000 plus a total interest payment of 5% of the principal amount was repaid in full in July 2005.

During the years ended December 31, 2005 and January 1, 2005, the Company paid interest to Opportunity Finance LLC of $78,350 and $75,761, respectively.

On March 23, 2005, the Company entered into a Credit Agreement with Scott and Susan Kuhlman, the Company’s Chairman, and the Company’s Director of Business Development, respectively. Under the agreement, the Company borrowed $350,000 at an interest rate of 12%. The principal was repaid June 25, 2005. The interest was repaid on November 7, 2005.

On August 8, 2005, the Company entered into a Credit Agreement with Scott and Susan Kuhlman, the Company’s Chairman and the Company’s Director of Business Development, respectively. Under the Credit Agreement, the Company borrowed $300,000 due on demand at an interest rate of 12%. On August 25, 2005, the Company made a payment of $61,300 and repaid the remaining principal balance on October 7, 2005. The interest was paid on November 7, 2005.

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
During the years ended December 31, 2005 and January 1, 2005, the Company paid interest to Scott and Susan Kuhlman of $16,168 and $0, respectively.

Non- related Party

The Company entered into a Credit Agreement with Cananwill, Inc. on June 8, 2005. Under the Credit Agreement the Company borrowed $111,999 at 7.5% interest. The loan calls for nine equal monthly installments of $12,836. The principal balance outstanding at December 31, 2005 was $25,434. The Loan is secured by any sums payable under certain insurance policies. Total interest paid to Cananwill during the year ended December 31, 2005, was $3,932.

6.	Equity Financing

In 2004 the Company raised $4,011,951 through a private placement in which the Company sold 3,647,228 shares of $.001 par value common stock at a price of $1.10 per share. As part of the offering, the Company paid sales and legal fees of $432,179 and issued warrants to purchase 296,461 shares of the Company’s common stock at $1.10 per share to the underwriter and issued warrants to purchase 195,000 shares at $.01 per share to other parties related to the private placement.

During 2005, the Company closed on the sale, in private placements, of 7,084,710 shares of common and preferred stock for a total price of $12,781,158. As part of the offerings, the Company paid sales and legal fees of $2,038,026 and issued warrants to purchase 302,646 shares of the Company’s common stock at $1.85 per share to the underwriters of the private placement.

7.	Common and Preferred Stock

Stock options

The board of directors and shareholders of SK2, Inc. adopted the SK2, Inc. Stock Option Plan for directors, employees and consultants in May 2005 (the “Stock Option Plan”). The Stock Option Plan was assumed by the Company upon the Merger. Currently, an aggregate of 1,500,000 shares of our common stock are reserved for issuance under the Stock Option Plan. The plan is administered by the compensation committee of the board of directors, which has the discretion to determine the number and purchase price of shares subject to stock options, the term of each option, and the time or times during its term when each option becomes exercisable.

	December 31, 2005		January 1, 2005
	Number of	Weighted	Number of	Weighted
	Shares	Ave. Price	Shares	Ave. Price
Outstanding at beginning of period	0	$0.00	0	$0.00
Options granted	557,500	1.87	0	0.00
Options exercised	0	0.00	0	0.00
Options forfeited	0	0.00	0	0.00

Outstanding at the end of the period	557,500	$1.87	0	$0.00

Range of exercise price of options outstanding	$1.85-2.28
Options exercisable at year end	557,500		0
Expiration dates	10 years
Weighted average remaining life	9.5 years

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
Stock Warrants

The following table shows the amount of warrants outstanding as of December 31, 2005 and January 1, 2005:

	December 31, 2005			January 1, 2005
	Number of		Weighted	Number of	Weighted
	Shares		Ave. Price	Shares	Ave. Price
Outstanding at beginning of period	3,591,461		$0.16	0	$0.00
Warrants granted	1,515,708		.39	3,591,461	.16
Warrants exercised	(4,245,941	)(a)	0.07	0	0.00
Warrants forfeited	0		0.00	0	0.00

Outstanding at the end of the period	861,228		.88	3,591,461	.16

(a) Includes warrants for 102,741 shares effectively cancelled through a cashless exercise of warrants into common stock.

Range of exercise price of warrants outstanding	.01 – 1.85			.01 – 1.10
Warrants exercisable at year end	861,228			3,591,461
Expiration dates	5 years			5 years
Weighted average remaining life	4.4 years			4.59 years
8.	Loss per Share

Basic and diluted loss per share is computed by dividing net loss by the weighted average number of common and preferred shares outstanding during the period. Diluted loss per share is computed the same as the basic loss per share due to the continuing operating loss which makes the impact of stock options and warrants anti-dilutive. Preferred shares are included in the calculation along with common shares since the preferred shares are similar to common shares and are currently convertible into one share of common stock each as a result of the Company’s filing of its Registration Statement on Form SB-2. In addition, all outstanding preferred shares will automatically convert into common shares on the one-year anniversary of the Merger (i.e., June 10, 2006).

Following is a calculation of basic and diluted earnings per common share for fiscal year 2005 and 2004, respectively:

	Fiscal Years ended
	December 31,	January 1,
	2005	2005
Net Loss	$(8,807,991)	$(2,190,282)

Weighted average common shares outstanding	17,237,287	7,059,836
Effect of dilutive securities	0	0

Weighted average common and dilutive shares outstanding	17,237,287	7,059,836

Loss per basic and diluted share	$(0.51)	$(0.31)

Had operating losses not been continuing, the Company would have used the treasury method for calculating the dilutive effect of the stock options and warrants (using the average market price).

9.	Stock Based Compensation

Stock-Based Compensation—SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), provides for the use of a fair value based method of accounting for employee stock compensation. However,

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
SFAS 123 also allows an entity to continue to measure compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock, if such amounts differ materially from historical amounts. The Company has elected to continue to account for employee stock options using the intrinsic value method under APB 25. By making that election, it is required by SFAS 123 and SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” to provide pro forma disclosures of net income and earnings per share as if a fair value based method of accounting had been applied.
Had compensation costs been determined in accordance with the fair value method prescribed by SFAS No. 123 for all options issued to employees and amortized over the vesting period, the Company’s net loss applicable to common shares and net loss per common share (basic and diluted) for plan options would have been decreased to the pro forma amounts indicated below.

	Year ended
	December
	31,	January 1,
	2005	2005
Reported net loss	$(8,807,991)	$(2,190,282)
Pro forma stock-based compensation, net of tax	(553,214)	(0)

Pro forma net loss	$(9,361,205)	$(2,190,282)

Loss per share:
Basic and diluted—as reported	$(0.51)	$(0.31)
Basic and diluted—pro forma	$(0.54)	$(0.31)
In determining the compensation cost of the options granted during the year ended December 31, 2005, as specified by SFAS No. 123, the fair value of each option grant has been estimated on the date of grant using the Black Scholes pricing model and the weighted average assumptions used in these calculations are summarized as follows:

	Year ended
	December
	31,	January 1,
	2005	2005
Risk-free interest rate	3.84%	N/A
Expected life of options granted	4-5 years	N/A
Expected volatility	60.00%	N/A
Expected Dividend Yield	0.00%	N/A
On December 22, 2005, the Company accelerated the vesting of unvested stock options held by the Company’s officers with an exercise price of $1.85. The vesting of such options were accelerated to avoid expensing for accounting purposes in future years. This accelerated vesting affected options for 280,000 shares of the Company’s common stock and resulted in compensation expense of approximately $249,000, and a pro forma expense of approximately 241,000, which is reflected in the table above for fiscal year 2005.
10. Income Taxes

	December 31, 2005	January 1, 2005
Deferred income taxes:
Federal	$(1,285,000)	$(281,000)
State	(470,000)	(84,000)

	(1,755,000)	(365,000)

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005

	December 31, 2005	January 1, 2005
Valuation reserve	1,755,000	365,000

Deferred tax provision	0	0
Current income tax provision, minimum fees	9,482	17,360

Total tax provision	$9,482	$17,360

A reconciliation of the federal income tax provision at the statutory rate with actual taxes provided on loss from continuing operations is as follows:

	December 31, 2005	January 1, 2005
Ordinary federal income tax statutory rate	(15.00)%	(15.00)%
Estimated state tax rate, net of federal tax benefit	(5.50)%	(4.50)%
Effect of valuation allowance	20.50%	19.50%

Taxes Provided	0.00%	0.0%
At December 31, 2005, for income tax return purposes, the Company has net operating loss (NOL) carryforwards of approximately $10,821,000 available to offset future taxable income. If not used, these carryforwards will begin to expire in 2025. Deferred taxes are calculated using enacted tax rates of 15% for federal and an estimate based on the mix of income and applicable rates by jurisdiction for state. In the period ended January 1, 2005, the state estimate is 5.5%.
The components of the net deferred tax asset are as follows:

	December 31, 2005	January 1, 2005
Deferred tax assets:
Net operating loss carryforward	$2,202,000	$367,000
Accrued Vacation	12,000	0
Allowance for returns	3,000	0
Inventory allowance	114,000	0

	2,331,000	367,000
Deferred tax liability, depreciation	(9,000)	(2,000)

Net deferred tax assets	2,322,000	365,000
Valuation allowance	(2,322,000)	(365,000)

	$—	$—

Deferred tax asset net of valuation allowance:
Management has determined that a valuation allowance equal to 100% of the net deferred tax assets as of December 31, 2005, was required, since the Company has not had a history of sustained profitability. The available NOL carryforwards may be limited due to Section 382 of the Internal Revenue Code in the event there are any significant changes in ownership of the Company, subsequent to generating the NOL.
11. Commitments and Contingencies
     Legal Proceedings
     The Company is not currently involved in any legal proceedings.
     Operating Leases

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
The Company leases certain retail facilities, warehouse and office space under operating leases from non-related parties expiring through January 2016. A portion of the leases include contingent rentals based on sales, with renewal options. The base rent for all leases has been computed on a straight line basis. Most of the leases require the Company to pay base rent, contingent rent based on sales, real estate taxes and common area expenses. Rent expense for December 31, 2005 and January 1, 2005 was approximately $1,498,000 and $453,000, respectively, including contingent rent of approximately $145,000 and $130,000, respectively.
Future minimum lease payments:

Year	Operating
Ending	Leases
2006	$2,828,017
2007	2,485,102
2008	2,501,769
2009	2,277,643
2010	1,910,434
Thereafter	5,151,359

Total	$17,154,324

12. Employee Benefit Plan
The Company adopted a defined contribution profit sharing plan with 401(k) features which covers substantially all full time employees in 2005. This plan allows eligible employees to contribute up to 15% of their earnings to the plan. The plan allows for the Board of Directors to make matching or profit sharing contributions at their discretion. For the year ended December 31, 2005, the Company has not made any matching or profit sharing contributions to the plan.
13. New Accounting Pronouncements
FIN No. 46R
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities, a revision of FIN 46” which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46R are effective for interests in variable interest entities (VIE) as of the first interim, or annual, period ending after December 15, 2004 except for VIEs considered special-purpose entities in which the effective date is for periods ending after December 15, 2003. The Company does not expect the adoption of FIN 46R to have a material effect on its consolidated financial statements.
SFAS No. 151
In November 2004, FASB issued SFAS No. 151 “Inventory Costs” which amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No, 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS No. 151 was issued. SFAS No. 151 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its consolidated financial statements.

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
SFAS No. 153
In December 2004, FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets” which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” APB No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date SFAS No. 153 was issued. SFAS No. 153 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its consolidated financial statements.
SFAS No. 123R
In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”. Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities filing as small business issuers will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and believes the impact may be significant to the Company’s overall results of operations or financial position. The Company will adopt SFAS 123(R) effective for the fiscal year beginning January 1, 2006.
SFAS No. 154
In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its consolidated financial statements.

KUHLMAN COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and January 1, 2005
14. Selected Quarterly Data (unaudited)
Quarters during the Year Ended December 31, 2005

	April 2	July 2	October 1	December 31
Sales	$1,360,187	$1,331,530	$1,188,339	$2,503,949

Loss from operations	($737,772)	($1,228,954)	($1,941,723)	($4,784,816)

Net loss	($743,781)	($1,297,391)	($1,986,390)	($4,780,429)

Loss per common share – Basic and Diluted	($0.07)	($0.09)	($0.09)	($0.22)
Quarters during the Year Ended January 1, 2005

	March 31	June 30	September 30	January 1
Sales	$941,439	$964,988	$1,105,340	$1,421,175

Income (loss) from operations	$230,760	($312,662)	($569,717)	($1,287,291)

Net income (loss)	$186,998	($380,149)	($664,600)	($1,333,231)

Earnings (loss) per common share – Basic and Diluted	$0.03	($0.06)	($0.11)	($0.14)
15. Subsequent Events
On January 19, 2006, the Company entered into a bridge loan agreement with Opportunity Finance, LLC. Under the agreement the Company borrowed $250,000 at an interest rate of 5% per month. The loan plus interest was repaid on January 27, 2006. The interest totaled $12,500.
In January and March of 2006, the Company sold, in a private placement, 3,075,000 shares of common stock for $6,918,750. In addition to the shares of common stock, subscribers received three-year warrants to purchase an aggregate of 615,000 additional shares of common stock at the per-share price of $2.75.
On January 30, 2006, the Company purchased a vehicle from Scott and Susan Kuhlman, the Company’s Chairman and the Company’s Director of Business Development for $16,500.
On March 2, 2006, Opportunity Finance subordinated its security interest in the business assets of the Company to Venture Bank. The Company also obtained a $1.0 million line of revolving credit from Venture Bank, based in Minneapolis, MN. This working capital line carries a rate at prime plus 1% and is secured by all of the Company’s business assets. Borrowing on the line of credit may not exceed 25% of the value of inventory and the Company must maintain $6,000,000 in equity.
On March 15, 2006 the Company paid off the remaining principal and interest on the note payable to Opportunity Finance. The interest paid was $23,377.
On March 15, 2006, the Board of Directors voted to grant options to purchase 450,000 shares at $2.49 per share, and granted 44,000 shares of restricted stock to employees. The Board of Directors also voted to change the Company’s fiscal year end to the Saturday closest to January 31st effective January 28, 2006.

PROSPECTUS
Kuhlman Company, Inc.
15,411,861 shares of common stock
, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 24. Indemnification of Directors and Officers
     Nevada law permits a company to indemnify its directors and officers except for any act of dishonesty. The Company has provided in its bylaws for the indemnification of officers and directors to the fullest extent possible under Nevada law against expenses (including attorney’s fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of ours. In addition, the Company has the power, to the maximum extent and in the manner permitted by the Nevada Business Corporations Act, to indemnify each of our employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of Kuhlman Company, Inc.
     The Company’s bylaws limit or eliminate the personal liability of its officers and directors for damages resulting from breaches of their fiduciary duty for acts or omissions except for damages resulting from acts or omissions which involve negligence, willful misconduct, intentional misconduct, fraud or a knowing violation of law.
     Insofar as indemnification for liabilities arising under the Securities Act pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.
Item 25. Other Expenses of Issuance and Distribution
     The registrant estimates that expenses payable by the registrant is connection with the offering described in this registration statement will be as follows:

SEC registration fee	$6,350.00
Legal fees and expenses	25,000.00
Accounting fees and expenses	6,000.00
Printing and engraving expenses	15,000.00
Miscellaneous	2,000.00
Total	$54,350.00
Item 26. Recent Sales of Unregistered Securities
     On July 14, 2004, SK2, Inc. issued 6,300,000 shares of common stock to three founders in exchange for their contribution of membership interests in Kuhlman Company, LLC, the predecessor-in-interest of SK2. These shares were issued in a private placement under Section 4(2) of the Securities Act.
     On September 30, 2004, SK2 issued 982,228 shares of common stock to 20 investors in a first closing of a private placement under Section 4(2) of the Securities Act. On October 15, 2004, SK2 issued 1,222,500 shares of common stock to 16 investors in a second closing. On October 29, 2004, SK2 issued 1,010,000 shares of common stock nine investors in a third closing. On January 13, 2005, SK2 issued 671,111 shares of common stock to approximately 15 investors in a fourth closing. All shares in this private placement were issued at the per-share price of $1.00.

     On October 15, 2004, and in connection with a Credit Agreement, SK2 issued a warrant to Opportunity Finance, LLC to purchase up to 3,100,000 shares of common stock at a per-share price of $0.0806. This warrant was exercised in full on March 31, 2005, on a cashless basis resulting in the issuance of 2,976,000 shares of common stock. The warrant and the common stock thereunder were issued in private placements under Section 4(2) of the Securities Act.
     From October 29, 2004 through November 15, 2004, and in connection with various consulting arrangements, SK2 issued warrants to eight persons and entities to purchase an aggregate of 491,461 shares of common stock at a per-share exercise price of $1.10. These warrants were issued in private placements under Section 4(2) of the Securities Act. Of these warrants, warrants for the purchase of 195,000 shares were exercised on June 10, 2005 (immediately prior to the Merger), and common stock was issued therefor in private placements under Section 4(2) of the Securities Act. Warrants for the purchase of 87,250 shares were exercised on a cashless basis on August 12, 2005, resulting in an issuance of 70,849 shares of the Company’s Series A Preferred Stock in a private placement under Section 4(2) of the Securities Act.
     On December 20, 2004, SK2 issued 66,000 shares of common stock to 12 employees as additional compensation. These shares were issued in a private placement under Section 4(2) of the Securities Act.
     On February 28, 2005, SK2 issued 500,000 shares of common stock to two investors at a per-share price of $1.30, in a private placement under Section 4(2) of the Securities Act.
     On March 31, 2005, SK2 issued an aggregate of 886,111 shares of common stock to 16 investors at a per-share price of $1.80, in a private placement under Section 4(2) of the Securities Act.
     On May 1, 2005, and pursuant to a consulting agreement, SK2 issued 325,000 shares of common stock to one entity in a private placement under Section 4(2) of the Securities Act.
     On June 9, 2005, SK2 issued a five-year warrant to a consultant to purchase up to 30,000 shares of common stock at an exercise price of $0.30 per share, and issued 116,000 shares of common stock to three other consultants, all pursuant to consulting agreements and arrangements, in private placements under Section 4(2) of the Securities Act.
     In the Merger, all of the shares issued as described above were cancelled and exchanged for an equal number of shares of the Company’s Series A Preferred Stock, effective as of June 10, 2005.
     On June 23, 2005, Kuhlman Company, Inc. sold 1,085,956 shares of Series A Preferred Stock for an aggregate purchase price of $2,092,208.65. On July 14, 2005, Kuhlman Company, Inc. sold 3,455,267 shares of Series A Preferred Stock for an aggregate purchase price of $6,392,243.95. For these issuances, the Company relied on the exemption from federal registration under Section 4(2) of the Securities Act of 1933, and/or Rule 506 promulgated thereunder. The Company relied on this exemption and/or the safe harbor rule thereunder based on the fact that (1) the investors are accredited; (2) all of whom, either alone or through a purchaser representative, had knowledge and experience in financial and business matters such that each was capable of evaluating the risks of the investment; and (3) the Company has obtained subscription agreements from the investors indicating that the investors are purchasing for investment only.
     Since October 13, 2005 (the date of effectiveness of the original registration statement to which this post-effective amendment relates), there have been issued an aggregate of approximately 11,542,922 shares of common stock upon conversion of our Series A Preferred Stock. All such shares have been issued pursuant to Section 4(2) of the Securities Act.
     On November 16, 2005, the Company issued an to Luis A. Padilla, as an inducement to join our board of directors, a fully vested option to purchase up to 27,500 shares of common stock at $2.28 per share. These options were issued under the Company’s 2005 Stock Option Plan. These securities were issued pursuant to Section 4(2) of the Securities Act.
     On January 24, 2006, and January 20, 2006, the Company issued to seven accredited investors 1,700,000 and 250,000 shares, respectively, of common stock for an aggregate purchase price of $4,387,500, or $2.25 per share. In addition to the shares of common stock, investors received three-year warrants to purchase an aggregate of 390,000 additional shares of common stock at the per-share price of $2.75. For these issuances, the Company relied on the exemption from federal registration under Section 4(2) of the Securities Act.

     On March 3, 2006, the Company issued to six accredited investors a total of 1,125,000 shares of common stock for an aggregate purchase price of $2,531,250, or $2.25 per share. In addition to the shares of common stock, investors received three-year warrants to purchase an aggregate of 225,000 additional shares of common stock at the per-share price of $2.75. For these issuances, the Company relied on the exemption from federal registration under Section 4(2) of the Securities Act.
     In March 2006, the Company issued an aggregate of 500,000 shares of restricted stock to Luis A. Padilla in connection with his appointment as Chief Executive Officer. The issuance was made pursuant to the Company’s 2005 Stock Option Plan. Restrictions on 100,000 shares have already lapsed; and restrictions on the remaining 400,000 shares will lapse in two equal 200,000-share increments on December 31, 2006 and December 30, 2007. This issuance was made pursuant to Section 4(2) of the Securities Act.
     In March 2006, the Company issued three-year warrants to purchase an aggregate of 72,500 shares of common stock at a per-share price of $1.85, in settlement of outstanding liabilities to a former financial advisor. The Company had originally committed to deliver to warrants in March 2005. The issuances were made pursuant to Section 4(2) of the Securities Act.
     In March 2006, the Company issued three-year warrants to purchase an aggregate of 42,000 shares of common stock at a per-share price of $2.70 (as 12,000 shares) and $2.35 (as to 30,000 shares), to consultants in consideration of services performed for the Company. The issuances were made pursuant to Section 4(2) of the Securities Act.
     In March 2006, the Company issued an aggregate of 44,000 shares of restricted common stock to four employees under the Company’s 2005 Stock Option Plan. Restrictions as to these shares generally lapse annually and ratably over a period of two to three years. The issuances were made pursuant to Section 4(2) of the Securities Act.
     On March 15, 2006, the Company granted options to Scott Kuhlman, Chairman of the Board and Chief Creative Officer, for 50,000 shares of common stock; Susan Kuhlman, an officer of the Company, for 50,000 shares of common stock; Jon Gangelhoff, the Company’s Chief Financial Officer, for 150,000 shares of common stock; Greg Griffith, the Company’s Chief Operating Officer — Store Operations, for 50,000 shares of common stock; and Luis A. Padilla, the Company’s Chief Executive Officer, for 100,000 shares of common stock. The exercise price for all of the foregoing options is $2.49. The options will vest in three annual equal installments beginning March 15, 2007. All of the option grants were made pursuant to the Company’s 2005 Stock Option Plan, and pursuant to Section 4(2) of the Securities Act. On the same date, the Company’s board of directors also approved additional, but conditional, grants of stock options (pursuant to the Company’s 2005 Stock Option Plan) for 100,000 shares of common stock to Luis Padilla and 50,000 shares of common stock to each of Scott Kuhlman and Susan Kuhlman. These additional grants are subject to the approval by stockholders, at the Company’s 2006 annual stockholders meeting, of an increase in the number of shares authorized for issuance under the 2005 Stock Option Plan.

Item 27. Exhibits.
     The following exhibits are filed as part of this registration statement:

No.	Description
2.1	Agreement and Plan of Merger and Reorganization (incorporated by reference to exhibit 10 to the registrant’s current report on Form 8-K filed on April 18, 2005)

2.2	Certificate of Merger (incorporated by reference to exhibit 2.2 to the registrant’s current report on Form 8-K filed on June 16, 2005)

3.1	Articles of Incorporation (incorporated by reference to exhibits 3 and 3.1 to the registrant’s registration statement on Form 10-SB filed on February 21, 2003)

3.2	Amendment to Articles of Incorporation (incorporated by reference to exhibit 3.1 to the registrant’s current report on Form 8-K filed on June 16, 2005)

3.3	Bylaws (incorporated by reference to exhibit 3.2 to the registrant’s registration statement on Form 10-SB filed on February 21, 2003)

3.4	Certificate of Designation of Series A Preferred Stock (incorporated by reference to exhibit 3.2 to the registrant’s current report on Form 8-K filed on June 16, 2005)

5	Legal Opinion of Maslon Edelman Borman & Brand, LLP (incorporated by reference to exhibit 5 to the registrant’s registration statement on Form SB-2 filed on September 9, 2005)

10.1	Employment Agreement with Scott Kuhlman (incorporated by reference to exhibit 10.1 to the registrant’s quarterly report on Form 10-QSB filed on August 15, 2005)

10.2	Employment Agreement with Susan Kuhlman (incorporated by reference to exhibit 10.2 to the registrant’s quarterly report on Form 10-QSB filed on August 15, 2005)

10.3	2005 Stock Option Plan (incorporated by reference to exhibit 10.3 to the registrant’s quarterly report on Form 10-QSB filed on August 15, 2005)

10.4	Form of option agreement under 2005 Stock Option Plan (incorporated by reference to exhibit 10.5 to the registrant’s annual report on Form 10-KSB filed on March 31, 2006)

10.5	Term Sheet employment arrangement with Luis A. Padilla (incorporated by reference to exhibit 10.6 to the registrant’s annual report on Form 10-KSB filed on March 31, 2006)

16	Letter of Stark Winter Schenkein & Co., LLP (incorporated by reference to exhibit 16.1 to the registrant’s current report on Form 8-K filed on August 11, 2005)

21	List of Subsidiaries (incorporated by reference to exhibit 21.1 to the registrant’s annual report on Form 10-KSB filed on March 31, 2006)

23.1	Consent of Schechter Dokken Kanter Andrews & Selcer Ltd. (filed herewith)

23.2	Consent of Maslon Edelman Borman & Brand, LLP (filed herewith; included in Exhibit 5)

Item 28. Undertakings
     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     (b) The registrant hereby undertakes:
     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any additional or changed material information on the plan of distribution;
     (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 7, 2006.

KUHLMAN COMPANY, INC.

By:	/s/ Jon Gangelhoff

Jon Gangelhoff Chief Financial Officer
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed as of the 7th day of April, 2006, by the following persons in the capacities indicated.

Name	Title

/s/ Scott J. Kuhlman *	Chairman, President and Chief Creative Officer

Scott J. Kuhlman

/s/ Luis A. Padilla	Chief Executive Officer (principal executive officer)

Luis A. Padilla

/s/ Jon Gangelhoff	Chief Financial Officer (principal financial and accounting officer)

Jon Gangelhoff

/s/ Jon Sabes *	Director

Jon Sabes

/s/ David Ferris *	Director

David Ferris

/s/ Chris Larson *	Director

Chris Larson

Director

Daniel Rindos

* Pursuant to power of attorney granted to each of Scott J. Kuhlman and Jon Gangelhoff.